555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: (202) 637-2200 Fax: (202) 637-2201
www.lw.com

LATHAM&WATKINS LLP

FIRM / AFFILIATE OFFICES
Barcelona, Brussels, Chicago, Frankfurt, Hamburg, Hong Kong, London, Los Angeles, Madrid, Milan, Moscow, Munich, New Jersey, New York, Northern Virginia, Orange County, Paris, San Diego, San Francisco, Shanghai, Silicon Valley, Singapore, Tokyo, Washington, D.C.

August 14, 2007



Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: **QinetiQ Group plc – File No. 82-34944**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Dear Sir or Madam:

On behalf of QinetiQ Group plc and pursuant to Rule 12g3-2(b) under the Exchange Act, enclosed herewith please find:

- Regulatory Announcement – Venture Fund Completion, dated August 6, 2007
- Regulatory Announcement – Voting Rights and Capital, dated July 31, 2007
- Regulatory Announcement – Results of AGM held on 26 July 2007, dated July 26, 2007
- Regulatory Announcement – Results of AGM – AGM Resolutions, dated July 26, 2007
- Regulatory Announcement – Annual General Meeting and Interim Management Statement, dated July 26, 2007
- Regulatory Announcement – Purchase of Ordinary Shares in QinetiQ Group plc by Directors of the Company under its Share Incentive Plan, dated July 10, 2007
- Form 88(2)—Return of Allotment of Shares (Ordinary), dated July 5, 2007
- Regulatory Announcement – Voting Rights and Capital, dated June 29, 2007

Dlw 8/16

- Form 88(2)—Return of Allotment of Shares (Ordinary), dated June 28, 2007
- Regulatory Announcement – Notice of 2007 Annual General Meeting, dated June 25, 2007
- Form 88(2)—Return of Allotment of Shares (Ordinary), dated June 21, 2007
- Form 88(2)—Return of Allotment of Shares (Ordinary), dated June 14, 2007
- Letter to Shareholders and Notice of Annual General Meeting of QinetiQ Group plc, to be held on Thursday 26 July 2007, dated June 13, 2007
- Regulatory Announcement – Purchase of Ordinary Shares in QinetiQ Group plc by Directors of the Company under its Share Incentive Plan, dated June 12, 2007
- Form 88(2)—Return of Allotment of Shares (Ordinary), dated June 12, 2007
- Form 88(2)—Return of Allotment of Shares (Ordinary), dated June 7, 2007
- Regulatory Announcement – US Government Approves Acquisition of Automatika and Applied Perception, dated June 5, 2007
- Form 88(2)—Return of Allotment of Shares (Ordinary), dated May 31, 2007
- QinetiQ Group plc audited preliminary results for the year ended 31 March 2007, dated May 31, 2007
- Regulatory Announcement – Voting Rights and Capital, dated May 31, 2007
- Regulatory Announcement – Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons, dated May 31, 2007
- Regulatory Announcement – Dividend Payment, dated May 31, 2007
- Form 88(2)—Return of Allotment of Shares (Ordinary), dated May 24, 2007
- Form 88(2)—Return of Allotment of Shares (Ordinary), dated May 17, 2007
- Regulatory Announcement – Purchase of Ordinary Shares in QinetiQ Group plc by Directors of the Company under its Share Incentive Plan, dated May 11, 2007
- Regulatory Announcement – TR-1: notification of major interests in shares, dated May 11, 2007
- Regulatory Announcement – Voting Rights and Capital, dated April 27, 2007

LATHAM & WATKINS LLP

- Regulatory Announcement – Acquisition of Applied Perception and Automatika, dated April 23, 2007

- Regulatory Announcement – US Government Approves Acquisition of its Corporation, dated April 17, 2007

- Regulatory Announcement – Purchase of Ordinary Shares in QinetiQ Group plc by Directors of the Company under its Share Incentive Plan, dated April 12, 2007

- Regulatory Announcement – Purchase of Ordinary Shares in QinetiQ Group plc by Directors of the Company under its Share Incentive Plan, dated March 12, 2007

- Form 288b – Terminating appointment of director or secretary, dated February 8, 2007

All information and documents furnished under the cover of this letter are furnished on the understanding that such information and documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this information, please do not hesitate to contact me at (202) 637-2367.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,



Michael J. Kehoe
of LATHAM & WATKINS LLP

Enclosures

Regulatory Announcement

Go to market news section

Company	QinetiQ Group plc
TIDM	QQ.
Headline	Venture Fund Completion
Released	09:50 06-Aug-07

RNS Number:5686B
QinetiQ Group plc
06 August 2007

QinetiQ Group plc
6 August 2007

QinetiQ has completed the launch of its new technology venture fund in partnership with Coller Capital

QinetiQ has completed the launch of its new technology venture fund with Coller Capital following the transfer of the relevant assets into the fund.

For more details of this transaction refer to: QinetiQ RNS Number 09248Z (27 June 2007).

6 August 2007

END

Regulatory Announcement

Go to market news section

Company	QinetiQ Group plc
TIDM	QQ.
Headline	Total Voting Rights
Released	08:59 31-Jul-07

RNS Number:1688B
QinetiQ Group plc
31 July 2007

QinetiQ Group plc
31 July 2007

QinetiQ Group plc ("the Company") - Voting Rights and Capital

In conformity with the Transparency Directive, the Company is required to notify the market of the following:

The Company's capital consists of 660,464,459 ordinary shares with voting rights. None of these ordinary shares is held in Treasury.

Therefore the total number of voting rights in the Company is 660,464,459.

The above figure of 660,464,459 shares may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Lynton D. Boardman
Company Secretary
Tel: +44 (0)1252 392000

END

Regulatory Announcement

Go to market news section

Company	QinetiQ Group plc
TIDM	QQ.
Headline	Result of AGM
Released	16:54 26-Jul-07

RNS Number:9571A
QinetiQ Group plc
26 July 2007

QinetiQ Group plc
26 July 2007

QINETIQ GROUP PLC - Results of AGM held on 26 July 2007

Results of Poll

All resolutions were passed.

RESOLUTION	Votes For	% Votes For	Votes Against	% Votes Against	Total Votes Cast	Number Votes Withheld
1. Report and Accounts	467,751,774	99.91	402,261	0.09	468,154,035	21,760
2. Remuneration Report	466,570,973	99.91	419,819	0.09	466,990,792	1,185,003
3. Declaration of Dividend	468,127,255	99.99	24,647	0.01	468,151,902	23,893
4. Re-election of Colin Balmer	467,591,570	99.94	280,224	0.06	467,871,794	304,001
5. Re-election of Sir John Chisholm	459,363,870	99.76	1,113,006	0.24	460,476,876	7,698,919
6. Re-election of Noreen Doyle	464,041,176	99.13	4,069,052	0.87	468,110,228	65,567
7. Re-election of Dr Peter Fellner	463,873,979	99.10	4,234,551	0.90	468,108,530	67,265
8. Re-election of Sir David Lees	463,981,472	99.12	4,126,290	0.88	468,107,762	68,033

9. Re-election of Graham Love	467,672,023	99.91	436,945	0.09	468,108,968	66,827
10. Re-election of Nick Luff	467,943,373	99.96	168,202	0.04	468,111,575	64,220
11. Re-election of George Tenet	467,856,738	99.95	248,551	0.05	468,105,289	70,506
12. Re-election of Doug Webb	467,884,643	99.95	224,306	0.05	468,108,949	66,846
13. Re-appointment of Auditors	466,224,254	99.78	1,049,917	0.22	467,274,171	901,624
14. Auditors' remuneration	467,383,804	99.84	746,419	0.16	468,130,223	45,572
15. Political donations	465,940,835	99.54	2,160,012	0.46	468,100,847	74,948
16. Performance Share Plan	465,928,232	99.71	1,343,195	0.29	467,271,427	904,368
17. Deferred Bonus Plan	465,778,820	99.68	1,473,411	0.32	467,252,231	923,564
18. Articles of Association*	467,882,066	99.95	228,191	0.05	468,110,257	65,538
19. Authority to allot new shares*	467,798,590	99.93	318,005	0.07	468,116,595	59,200
20. Disapplication of pre-emption rights*	467,752,905	99.93	337,029	0.07	468,089,934	85,861
21. Authority to purchase own shares*	467,891,151	99.95	236,227	0.05	468,127,378	48,417

*Special Resolutions

Please note that a vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes "for" or "against" a resolution.

The full text of the Special Resolutions passed at the AGM is as follows:

Resolution 18 - Adopt new Articles of Association

THAT the Company adopts new Articles of Association as set out in the form produced to the Meeting, and initialled by the Chairman for the purposes of identification, in substitution for and to the exclusion of all existing

Articles of Association of the Company.

Resolution 19 - Authority to allot new shares

THAT the Directors be and are hereby generally and unconditionally authorised in accordance with Section 80 of the Companies Act 1985 to exercise all the powers of the Company to allot relevant securities (as defined in Section 80(2) of that Act) up to an aggregate nominal amount of £2,322,756 provided that this authority shall expire on the date of the AGM to be held in 2008, save that the Company shall be entitled to make offers or agreements before the expiry of such authority which would or might require relevant securities to be allotted after such expiry and the Directors shall be entitled to allot relevant securities pursuant to any such offer or agreement as if this authority had not expired; and all unexercised authorities previously granted to the Directors to allot relevant securities be and are hereby revoked.

Resolution 20 - Disapplication of pre-emption rights

THAT the Directors be and are hereby empowered pursuant to Section 95 of the Companies Act 1985 to allot equity securities (as defined in Section 94(2) of that Act) for cash pursuant to the authority conferred by Resolution 19 above as if Section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to:

a) the allotment of equity securities in connection with a rights issue, open offer or other offer of securities in favour of the holders of shares on the register of members at such record dates as the Directors may determine where the equity securities respectively attributable to the interests of the shareholders are proportionate (as nearly as may be) to the respective numbers of shares held (or deemed to be held) by them on any such record date, subject to such exclusions or other arrangements as the Directors may deem necessary or arising under the laws of any overseas territory or the requirements of any regulatory body or stock exchange or by virtue of shares being represented by depositary receipts or any other matter whatever; and

b) the allotment (otherwise than pursuant to sub-paragraph (a) above) to any person or persons of equity securities up to an aggregate nominal amount of £330,135;

and shall expire upon the expiry of the general authority conferred by Resolution 19 above, save that the Company shall be entitled to make offers or agreements before the expiry of such power which would or might require equity securities to be allotted after such expiry and the Directors shall be entitled to allot equity securities pursuant to any such offer or agreement as if the power conferred hereby had not expired.

Resolution 21 - Authority to purchase own shares

THAT the Company be and is generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of 1 penny each of the Company provided that:

a) the maximum number of ordinary shares hereby authorised to be acquired is 66,027,165;

b) the minimum price which may be paid for any such share is 1 penny;

c) the maximum price which may be paid for any such share is the higher of (i)an amount equal to 105% of the average of the middle market quotations for an ordinary share in the Company as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such share is contracted to be purchased and (ii) the amount stipulated by Article 5(1) of the EU Buy-back and Stabilisation Regulation (being the higher of the price of the last independent trade and the highest current independent bid for an ordinary share in the Company on the trading venues where the market purchases by the Company pursuant to the authority conferred by this Resolution 21 will be carried out);

d) the authority hereby conferred shall expire on the date of the next Annual General Meeting of the Company; and

e) the Company may make a contract to purchase its ordinary shares under the authority hereby conferred prior to the expiry of such authority, which contract will or may be executed wholly or partly after the expiry of such authority, and may purchase its ordinary shares in pursuance of any such contract.

END

Regulatory Announcement

Go to market news section

Company	QinetiQ Group plc
TIDM	QQ.
Headline	Result of AGM
Released	16:42 26-Jul-07

RNS Number:9556A
QinetiQ Group plc
26 July 2007

QinetiQ Group plc

26 July 2007

QinetiQ Group plc ("the Company") - AGM Resolutions

Copies of the following, being resolutions (other than resolutions concerning ordinary business), passed by the Company at its AGM held on 26 July 2007, have been submitted to the Financial Services Authority and will shortly be available for inspection at the Financial Services Authority's Document Viewing Facility, which is situated at:-

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Ordinary resolution relating to the authorisation of political donations and political expenditure by the Company and its subsidiary, QinetiQ Limited, up to specified limits;

Ordinary resolution relating to the adoption of a new Performance Share Plan;

Ordinary resolution relating to the adoption of a new Deferred Bonus Plan;

Special resolution to adopt new Articles of Association (to deal in particular with electronic and website communications);

Special resolution relating to the renewal of the authority for the directors to allot new shares;

Special resolution relating to the renewal of the authority for the directors to disapply pre-emption rights; and

Special resolution relating to the renewal of the authority for the Company to purchase its own shares.

Lynton D. Boardman
General Counsel/Company Secretary

Tel: +44 (0)1252 392000

END

Regulatory Announcement

Go to market news section

Company	QinetiQ Group plc
TIDM	QQ.
Headline	AGM Statement and IMS
Released	07:01 26-Jul-07

RNS Number:8820A
QinetiQ Group plc
26 July 2007

QinetiQ Group plc
26 July 2007

Annual General Meeting and Interim Management Statement

QinetiQ Group plc ('QinetiQ'), the international defence and security technology company, is today issuing the following Interim Management Statement, as required by the UKLA's Disclosure and Transparency Rules, which covers the period from 1 April 2007 to 25 July 2007. This coincides with its Annual General Meeting which is taking place at 2.00pm today, 26 July 2007, in London. At the meeting the Chairman of QinetiQ, Sir John Chisholm, will make the following statement:

Trading and financial position
The current year has started well with first quarter results in line with the Board's expectations. The trading outlook remains in line with that described in the Group's 2007 Report and Accounts published in June. The EMEA (Europe Middle East and Australia) sector is well positioned to exploit its core UK defence technology platform while the growth opportunities remain strong for QinetiQ North America, mitigating the adverse translation impact of the continuing weakness in the US dollar.

Order levels across the business remain robust. Notable wins in EMEA include the sale of the Quadrant ADS-B (Automatic Dependent Surveillance - Broadcast) air traffic surveillance ground station to General Civil Aviation Authority of the United Arab Emirates and a £5.5m contract from the UK MOD to use the Tornado F3 as the alternative test platform to the Typhoon to support trials for the Beyond Visual Range Air to Air Missile (BVRAAM - Meteor). Negotiations with the MOD on Package 1 of the Defence Training Rationalisation Programme have made good progress and the target remains to agree the final scope in 2007, with financial close expected 12 to 18 months thereafter, while discussions continue with the MOD over the affordability of Package 2.

QinetiQ North America has seen continued strong order levels across all parts of the business, with multiple contract awards from the Department of Homeland Security for our IT Services business particularly notable.

Significant additional orders for TALON robots have been secured, the largest of which is an $86.1m extension to the existing Naval Air Warfare Training Systems Division order bringing the revised order value to $150m.

The balance sheet remains strong and there have been no significant changes in the financial position of the Group since the publication of the its 2007 Report and Accounts for the year ended 31 March 2007 other than in respect of the acquisitions completed since the year-end and the creation of the Venture fund as noted below. As previously reported, the £20m temporary increase in MOD related working capital has reversed in the first quarter.

Acquisitions

The Group has successfully completed four acquisitions this financial year;

- ITS Corporation, an IT services company, completed in April 2007 for an initial consideration of £40.8m;
- Two robotics technology companies, Applied Perception Inc. and Automatika Inc. were acquired in May 2007 for consideration of £3.1m each;
- 3H Technology Corporation, an IT services company, completed in June2007 for consideration of £25.2m.

Integration of our North American acquisitions is progressing well and we continue to see a healthy pipeline of acquisition opportunities in North America and in other geographies.

Venture fund

On 27 June 2007 the Group announced the creation of a new technology venture fund (QinetiQ Ventures LP) to accelerate the development and realisation of seven of its more mature venture investments. The fund has been launched by QinetiQ and Coller Capital, a leading global investor in corporate venture assets, and will be structured as a Limited Partnership ("LP") managed by an independent investment manager. We have transferred into the fund assets valued at £40m. QinetiQ and Coller Capital will each contribute up to £20m of follow-on funding to accelerate development of the fund's portfolio companies. Depending on the performance of the fund, QinetiQ will own up to 75 per cent of future economic value. This transaction is expected to complete shortly.

Outlook

We remain optimistic about the outlook for the current year as a whole which continues to progress in line with our earlier expectations and the Group remains well positioned to realise the growing potential of its markets.

Notes to Editors

About QinetiQ:

QinetiQ (pronounced ki net ik as in 'kinetic energy') is a leading international defence and security technology business that was formed in July 2001 from the UK Government's Defence Evaluation & Research Agency (DERA). QinetiQ has approximately 13,500 employees, who deliver technology-based services and exploit QinetiQ's strengths in technology research by selling systems solutions, products and licences to government and commercial customers in a spectrum of defence, security and related commercial markets.

In February 2006, QinetiQ Group plc was listed on the London Stock Exchange

(main market) and joined the FTSE250 in June 2006. In the year to 31 March 2007, QinetiQ delivered a 17.4 per cent rise in underlying operating profit before tax to £106.0m on turnover which rose by 9.3 per cent to £1,149.5m.

For further information see www.QinetiQ.com

Contacts:
QinetiQ Media Relations: Nicky Louth-Davies +44 (0)7795 290593
QinetiQ Investor Relations: Adrian Colman +44 (0)7740 432699

Disclaimer
All statements other than statements of historical fact included in this document, including, without limitation, those regarding the financial condition, results, operations and businesses of QinetiQ and its strategy, plans and objectives and the markets and economies in which it operates, are forward-looking statements. Such forward-looking statements, which reflect management's assumptions made on the basis of information available to it at this time, involve known and unknown risks, uncertainties and other important factors which could cause the actual results, performance or achievements of QinetiQ or the markets and economies in which QinetiQ operates to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Nothing in this document should be regarded as a profit forecast.

END

Regulatory Announcement

Go to market news section

Company	QinetiQ Group plc
TIDM	QQ.
Headline	Director/PDMR Shareholding
Released	15:08 10-Jul-07

RNS Number:9957Z
QinetiQ Group plc
10 July 2007

QinetiQ Group plc
10 July 2007

DIRECTOR/PDMR SHAREHOLDING - Purchase of ordinary shares in QinetiQ Group plc ("Shares" and the "Company" respectively) by Directors/PDMR's of the Company under its Share Incentive Plan ("SIP").

The SIP trustee, Hill Samuel ESOP Trustees Limited (the "Trustee"), notified the Company on 10 July 2007 that the following Directors and other Persons Discharging Managerial Responsibility of the Company acquired Shares under the SIP on 9 July 2007, in each case, held through the Trustee:

	Number of Shares acquired *	Aggregate number of Shares held beneficially following acquisition (across all accounts)
Directors		
Graham Love	88	7,779,859
Doug Webb	88	619,476
Persons Discharging Managerial Responsibility		
Lynton Boardman	71	857,970
Andrew Sleigh	88	1,900,205

* The Number of Shares acquired includes 66 Partnership Shares (except for Lynton Boardman which includes 53 Partnership Shares) acquired at 1.90 pence and 22 Matching Shares (except for Lynton Boardman which includes 18 Matching Shares) awarded at 1.90 pence. Both partnership and matching elements are registered in the name of the Trustee.

The SIP operates as follows.
Each month the Trustee uses participants' contributions (which may not exceed £125 per participant per month) to purchase shares in the market. These shares are called "Partnership Shares".
At the same time the Company allots to participants via the Trustee or instructs the Trustee to purchase in the market one "Matching Share" for every three Partnership Shares purchased that month.

Dividends paid by the Company to the Trustee in respect of the Partnership and Matching Shares are used by the Trustee to purchase shares in the market. These shares are called "Dividend Shares".

10 July 2007
END

END

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2

Return of Allotment of Shar

CHFPO83

Company Number 04586941

Company name in full QinetiQ Group Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	05	07	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	13,616		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	0.0235p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: Lloyds TSB Registrars Corporate Nominee Limited Address: The Causeway, Worthing, West Sussex, Account designation: PPP Crest ID: 19XJM UK Postcode B N 9 9 6 D A	Ordinary	0
Name: Lloyds TSB Registrars Corporate Nominee Limited Part ID: 40XNJ Address: The Causeway, Worthing, West Sussex UK Postcode B N 9 9 6 D A	Ordinary	8510
Name: Lloyds TSB Registrars Corporate Nominee Limited Part ID: OMKAV Address: The Causeway, Worthing, West Sussex UK Postcode B N 9 9 6 D A	Ordinary	5106
Name Address UK Postcode	Ordinary	
Name Address UK Postcode	**Total**	**13616**

Please enter the number of continuation sheet(s) (if any) attached to this form :



Signed ______________________ Date 10/7/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA

ESP/EXEC/CS/498/OPD/2083

Tel 01903 833012

DX number DX exchange

Regulatory Announcement

Go to market news section

Company	QinetiQ Group plc
TIDM	QQ.
Headline	Total Voting Rights
Released	16:15 29-Jun-07

RNS Number:3697Z
QinetiQ Group plc
29 June 2007

QinetiQ Group plc
29 June 2007

QinetiQ Group plc ("the Company") - Voting Rights and Capital
In conformity with the Transparency Directive, the Company is required to notify
the market of the following:

The Company's capital consists of 660,377,023 ordinary shares with voting rights. None of these ordinary shares is held in Treasury.

Therefore the total number of voting rights in the Company is 660,377,023.

The above figure of 660,377,023 shares may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Lynton D. Boardman
Company Secretary
Tel: +44 (0)1252 392000

END

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2

Return of Allotment of Shar

CHFPO83

Company Number 04586941

Company name in full QinetiQ Group Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	28	06	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1702		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	0.0235p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Limited Part ID: OMKAV Address The Causeway, Worthing, West Sussex, Account designation: UK Postcode B N 9 9 6 D A	Class of shares allotted Ordinary	Number allotted 1702
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted Ordinary	Number allotted
Name Address UK Postcode	Class of shares allotted Ordinary	Number allotted
Name Address UK Postcode	Class of shares allotted **Total**	Number allotted **1702**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed  **Date** 10/7/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA

ESP/EXEC/CS/E2048

Tel 01903 833345

DX number DX exchange

Regulatory Announcement

Go to market news section

Company	QinetiQ Group plc
TIDM	QQ.
Headline	Annual Report and Accounts
Released	10:14 25-Jun-07

RNS Number:9375Y
QinetiQ Group plc
25 June 2007

QinetiQ Group plc

25 June 2007

QinetiQ Group plc ("the Company") - Doc re: Notice of AGM

Annual Report & Accounts 2007

Notice of 2007 Annual General Meeting

Proxy Forms

Copies of the above-mentioned documents have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Document Viewing Facility, which is situated at:-

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Copies of these documents are also available on the Company's website (www.QinetiQ.com)

At the Annual General Meeting on 26 July 2007 it is proposed that the Company's Articles of Association be amended as a result of the new Companies Act regime regarding electronic communication with shareholders. The proposed amendments are set out in the Notice of Meeting and the revised Articles of Association are available on the Investor Relations section of the Company's website (www.QinetiQ.com)

Lynton D. Boardman

General Counsel/Company Secretary

Tel: +44 (0)1252 392000

END

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 04586941

Company name in full QinetiQ Group Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	21	06	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	11914		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	0.0235p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Lloyds TSB Registrars Corporate Nominee Limited Address: The Causeway, Worthing, West Sussex, Account designation: PPP Crest ID: 19XJM UK Postcode B N 9 9 6 D A	Ordinary	1702
Name: Lloyds TSB Registrars Corporate Nominee Limited Part ID: 40XNJ Address: The Causeway, Worthing, West Sussex UK Postcode B N 9 9 6 D A	Ordinary	8510
Name: Lloyds TSB Registrars Corporate Nominee Limited Part ID: OMKAV Address: The Causeway, Worthing, West Sussex UK Postcode B N 9 9 6 D A	Ordinary	1702
Name Address UK Postcode	Ordinary	
Name Address UK Postcode	Total	11914

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed  Date

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway, Worthing, West Sussex,
BN99 6DA

ESP/EXEC/CH/479/E2015

Tel 01903 833345

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 04586941

Company name in full QinetiQ Group Plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	14	06	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	15318		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	0.0235p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Lloyds TSB Registrars Corporate Nominee Limited Address: The Causeway, Worthing, West Sussex, Account designation: PPP Crest ID: 19XJM UK Postcode B N 9 9 6 D A	Class of shares allotted Ordinary	Number allotted 3404
Name: Lloyds TSB Registrars Corporate Nominee Limited Part ID: 40XNJ Address: The Causeway, Worthing, West Sussex UK Postcode B N 9 9 6 D A	Class of shares allotted Ordinary	Number allotted 8510
Name: Lloyds TSB Registrars Corporate Nominee Limited Part ID: OMKAV Address: The Causeway, Worthing, West Sussex UK Postcode B N 9 9 6 D A	Class of shares allotted Ordinary	Number allotted 3404
Name Address UK Postcode	Class of shares allotted Ordinary	Number allotted
Name Address UK Postcode	Class of shares allotted **Total**	Number allotted **15318**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 19/6/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway, Worthing, West Sussex,
BN99 6DA

ESP/EXEC/CH/470/E1978

Tel 01903 833345

DX number DX exchange

89.01 QinetiQ NOM

Proof: 7	Date: 13.06.07	Time: 12.00
Created by: salterbaxter		
Addressee(s): Lynton Boardman, Libby Thody, AH, LW		Sent by: Email

salterbaxter

salterbaxter design ltd. 202 kensington church street, london w8 4dp
tel:+44 (0)20 7229 5720 fax:+44 (0)20 7229 5721
web:www.salterbaxter.com

QinetiQ

Dear Shareholder

I am pleased to enclose information on your forthcoming Annual General Meeting (AGM) together with your copy of QinetiQ Group plc's Annual Report and Accounts for the year ended 31 March 2007 and the Notice of Meeting.

The AGM will be held at The Savoy Place, London, WC2R 0BL on Thursday 26 July at 2.00 pm.

You will note that the content of this years' Notice of AGM is greater than last year. There are three main reasons for this:-

1. the Board has decided that, in order to comply with best practice from a corporate governance perspective, each of the Directors will offer themselves for re-election at the AGM;
2. resolutions are being proposed to adopt a new Performance Share Plan and a new Deferred Bonus Plan at the AGM, the terms of which are set out in detail in the Notice of Meeting; and
3. in order to meet the requirements of the Companies Act 2006, a resolution is being proposed to adopt new Articles of Association, with the principal changes being described in detail in the Notice of Meeting.

On this latter point, one of the key changes arising from the introduction of the new Companies Act is the promotion of electronic communication with shareholders. As a Company we strive to ensure that we communicate with our shareholders in the most convenient and appropriate way for them. We are therefore, within Resolution 18, seeking shareholders' approval to adopt new Articles of Association which will enable us to use more convenient and environmentally friendly communication methods.

Subject to and with effect from the passing of Resolution 18 at the AGM, you may select one of the following options to receive future shareholder communications from the Company (including notices of meetings and copies of the annual report and accounts).

Option 1 – Website communication with electronic notification

How does it work?

You will receive an email alert notification giving details of the relevant publications of Company documents on a website and the web address. This option will help the Company reduce printing and mailing cost but more importantly reduce the impact of those activities on the environment.

In order to view documents on the website, you will need to have access to a PC or Mac with Netscape Navigator version 4.7 (or the later version) or Microsoft Internet Explorer Version 4.00 (or later version) web browser software. The only other piece of software necessary at this time to view the documents will be Adobe Acrobat Reader which can be downloaded free from the Adobe website at :

http://adobe.com/products/acrobat/readstep2.html

How do I elect for this?

You can register for this option via Lloyds TSB Registrars Shareview website at:

www.shareview.co.uk

Please note that shareholders who have already registered with Shareview for their QinetiQ shares will be deemed to have elected this option and need not take any further action.

QinetiQ Group plc
Registered in England and Wales
Number 4586941
85 Buckingham Gate
London SW1E 6PD

Option 2 – Website communication with hard copy notification

How does it work?

A paper notification will be mailed to you giving you details of the publication of Company documents on a website and details of the web address. Once you have received this paper notification you can look the publication up at the website address provided therein.

In order to view documents on the website, you will need to have access to a PC or Mac with Netscape Navigator version 4.7 (or the later version) or Microsoft Internet Explorer Version 4.00 (or later version) web browser software. The only other piece of software necessary at this time to view the documents will be Adobe Acrobat Reader which can be downloaded free from the Adobe website at:

http://adobe.com/products/acrobat/readstep2.html

How do I elect for this?

To elect for this option, you need take no action.

Option 3 – Hard copy documents

How does it work?

A paper copy of the publication of Company documents will be mailed to you.

How do I elect for this?

If you wish to receive a full paper copy of future publications of Company documents through the post please complete the Shareholder Election Form attached to the Proxy Form and return to Lloyds TSB Registrars by 30 August 2007.

The Company reserves the right to send hard copy documents to shareholders where the Company in its absolute discretion considers that delivery electronically may not be appropriate.

Shareholders are reminded that at any time, they can change their decision on how they wish to receive shareholder communications by advising Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA.

I and my fellow Directors look forward to seeing as many shareholders as possible at this year's AGM. However, we recognise that some of you may not be able to attend, and as such there are alternative ways you can register your vote:

- Online at www.sharevote.co.uk
- Complete the enclosed Proxy Form and return it by post to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6ZN, by 2.00 pm on 24 July 2007.
- If you hold your shares in CREST, please follow the instructions to appoint a proxy in note 8 of the Notice of Meeting.

The results of the voting will be announced to the UK Listing Authority and will be shown on our website www.QinetiQ.com as soon as practicable after the AGM.

I look forward to seeing you at The Savoy Place.

Yours sincerely



Sir John Chisholm
Chairman

QinetiQ

Notice of Annual General Meeting of QinetiQ Group plc

The Savoy Place, London WC2R 0BL
Thursday 26 July 2007, 2.00 pm

NOTICE IS HEREBY GIVEN that the Annual General Meeting of QinetiQ Group plc (the 'Company') will be held at The Savoy Place, London WC2R 0BL on Thursday 26 July 2007, at 2.00 pm, or at any adjournment thereof, for the following purposes:

To consider and, if thought fit, to pass the following 21 resolutions, all of which are ordinary resolutions, with the exception of resolutions numbered 18 to 21 which are special resolutions.

The ordinary resolutions will be passed if more than 50% of the total votes cast are in favour of each such resolution.

Resolutions 18 to 21, being special resolutions, will be passed if not less than 75% of the total votes cast are in favour of each such resolution.

Your Directors consider that each of the proposals detailed in this Notice of Meeting will be of benefit to, and in the best interests of, the *Company and the shareholders* as a whole. The Directors intend to vote in favour of all resolutions in respect of their own beneficial holdings of ordinary shares in the Company and unanimously recommend that other shareholders do the same.

This document is important and requires your immediate attention. If you are in any doubt as to the action you should take, you should consult your professional adviser immediately.

If you have sold or transferred all your shares, this Notice and the accompanying Proxy Form should be passed to the person through whom the sale or transfer was made for transmission to the purchaser or transferee.

Resolutions

Resolution 1 – Report and Accounts

THAT the audited accounts of the Company for the year ended 31 March 2007 and the Report of the Directors' and Auditors' Report thereon now laid before this Meeting be and are hereby received.

Resolution 2 – Remuneration Report

THAT the Directors' Remuneration Report as set out on pages 50 to 56 of the QinetiQ Group plc Report and Accounts for the year ended 31 March 2007 be and is hereby approved.

Resolution 3 – Declaration of dividend

THAT a final dividend of 2.45 pence per ordinary share for the year ended 31 March 2007 be declared and paid on 31 August 2007 to holders of ordinary shares on the register on 3 August 2007 in respect of each ordinary share.

Resolution 4 – Re-election of Colin Balmer

THAT Colin Balmer be and is hereby re-elected as a Director of the Company.

Resolution 5 – Re-election of Sir John Chisholm

THAT Sir John Chisholm be and is hereby re-elected as Chairman and a Director of the Company.

Resolution 6 – Re-election of Noreen Doyle

THAT Noreen Doyle be and is hereby re-elected as a Director of the Company.

Resolution 7 – Re-election of Dr Peter Fellner

THAT Dr Peter Fellner be and is hereby re-elected as a Director of the Company.

Resolution 8 – Re-election of Sir David Lees

THAT Sir David Lees be and is hereby re-elected as a Director of the Company.

Resolution 9 – Re-election of Graham Love

THAT Graham Love be and is hereby re-elected as a Director of the Company.

Resolution 10 – Re-election of Nick Luff

THAT Nick Luff be and is hereby re-elected as a Director of the Company.

Resolution 11 – Re-election of George Tenet

THAT George Tenet be and is hereby re-elected as a Director of the Company.

Resolution 12 – Re-election of Doug Webb

THAT Doug Webb be and is hereby re-elected as a Director of the Company.

Resolution 13 – Re-appointment of Auditors

THAT KPMG Audit Plc be and is hereby re-appointed as auditors of the Company until the next Annual General Meeting at which accounts are to be laid before the Company.

Resolution 14 – Auditors' remuneration

THAT the Audit Committee of the Board be and is hereby authorised to agree the auditors' remuneration.

Resolution 15 – Political donations

THAT in accordance with Part XA of the Companies Act 1985 as amended, the Company be and is hereby authorised:

a) to make donations to EU political organisations, not exceeding £100,000 in total; and

b) to incur EU political expenditure, not exceeding £100,000 in total, during the period commencing on the date of this resolution and ending on the date of the Annual General Meeting of the Company in 2008,

and

THAT in accordance with Section 347D of the Companies Act 1985 QinetiQ Limited, being a wholly-owned subsidiary of the Company, be and is hereby authorised:

a) to make donations to EU political organisations, not exceeding £100,000 in total; and

b) to incur EU political expenditure, not exceeding £100,000 in total, during the period commencing on the date of this resolution and ending on the date of the Annual General Meeting of the Company in 2008.

For the purpose of this resolution, 'donation', 'EU political organisation' and 'EU political expenditure' have the meanings given to them in Section 347A of the Companies Act 1985.

Resolution 16 – Adopt new Performance Share Plan

THAT the QinetiQ Group plc Performance Share Plan (the 'Performance Share Plan'), the principal terms of which are summarised in the Explanatory Notes, and copies of the rules of which have been produced to this Meeting (and for the purposes of identification have been signed by the Chairman), be approved; and the Directors be authorised to do all acts and things necessary to give effect to the operation of the Performance Share Plan; and the Directors be hereby authorised to establish further schemes based on the Performance Share Plan for directors and employees of the Company and its subsidiaries who work outside the UK, these schemes being modified in such manner as the Directors consider necessary or desirable to take account of local tax, exchange control or securities laws in overseas territories, provided that any shares made available under such schemes are treated as counting against any limits on individual or overall participation in the Performance Share Plan.

Resolution 17 – Adopt new Deferred Bonus Plan

THAT the QinetiQ Group plc Deferred Bonus Plan (the 'Deferred Bonus Plan'), the principal terms of which are summarised in the Explanatory Notes, and copies of the rules of which have been produced to this Meeting (and for the purposes of identification have been signed by the Chairman), be approved; and the Directors be authorised to do all acts and things necessary to give effect to the operation of the Deferred Bonus Plan; and the Directors be hereby authorised to establish further schemes based on the Deferred Bonus

Plan for directors and employees of the Company and its subsidiaries who work outside the UK, these schemes being modified in such manner as the Directors consider necessary or desirable to take account of local tax, exchange control or securities laws in overseas territories, provided that any shares made available under such schemes are treated as counting against any limits on individual or overall participation in the Deferred Bonus Plan.

Resolution 18 – Adopt new Articles of Association

THAT the Company adopts new Articles of Association as set out in the form produced to the Meeting, and initialled by the Chairman for the purposes of identification, in substitution for and to the exclusion of all existing Articles of Association of the Company.

Resolution 19 – Authority to allot new shares

THAT the Directors be and are hereby generally and unconditionally authorised in accordance with Section 80 of the Companies Act 1985 to exercise all the powers of the Company to allot relevant securities (as defined in Section 80(2) of that Act) up to an aggregate nominal amount of £2,322,756 provided that this authority shall expire on the date of the AGM to be held in 2008, save that the Company shall be entitled to make offers or agreements before the expiry of such authority which would or might require relevant securities to be allotted after such expiry and the Directors shall be entitled to allot relevant securities pursuant to any such offer or agreement as if this authority had not expired; and all unexercised authorities previously granted to the Directors to allot relevant securities be and are hereby revoked.

Resolution 20 – Disapplication of pre-emption rights

THAT the Directors be and are hereby empowered pursuant to Section 95 of the Companies Act 1985 to allot equity securities (as defined in Section 94(2) of that Act) for cash pursuant to the authority conferred by Resolution 19 above as if Section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to:

a) the allotment of equity securities in connection with a rights issue, open offer or other offer of securities in favour of the holders of shares on the register of members at such record dates as the Directors may determine where the equity securities respectively attributable to the interests of the shareholders are proportionate (as nearly as may be) to the respective numbers of shares held (or deemed to be held) by them on any such record date, subject to such exclusions or other arrangements as the Directors may deem necessary or arising under the laws of any overseas territory or the requirements of any regulatory body or stock exchange or by virtue of shares being represented by depositary receipts or any other matter whatever; and

b) the allotment (otherwise than pursuant to sub-paragraph (a) above) to any person or persons of equity securities up to an aggregate nominal amount of £330,135;

and shall expire upon the expiry of the general authority conferred by Resolution 19 above, save that the Company shall be entitled to make offers or agreements before the expiry of such power which would or might require equity securities to be allotted after such expiry and the Directors shall be entitled to allot equity securities pursuant to any such offer or agreement as if the power conferred hereby had not expired.

Resolution 21 – Authority to purchase own shares

THAT the Company be and is generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of 1 penny each of the Company provided that:

a) the maximum number of ordinary shares hereby authorised to be acquired is 66,027,165;

b) the minimum price which may be paid for any such share is 1 penny;

c) the maximum price which may be paid for any such share is the higher of (i) an amount equal to 105% of the average of the middle market quotations for an ordinary share in the Company as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such share is contracted to be purchased and (ii) the amount stipulated by Article 5(1) of the EU Buy-back and Stabilisation Regulation (being the higher of the price of the last independent trade and the highest current independent bid for an ordinary share in the Company on the trading venues where the market purchases by the Company pursuant to the authority conferred by this Resolution 21 will be carried out);

d) the authority hereby conferred shall expire on the date of the next Annual General Meeting of the Company; and

e) the Company may make a contract to purchase its ordinary shares under the authority hereby conferred prior to the expiry of such authority, which contract will or may be executed wholly or partly after the expiry of such authority, and may purchase its ordinary shares in pursuance of any such contract.



By Order of the Board
Lynton D Boardman
Company Secretary

25 June 2007

Registered Office
85 Buckingham Gate
London SW1E 6PD
Registered in England and Wales No. 4586941

You can appoint a proxy online at www.sharevote.co.uk. A Proxy Form is enclosed with this Notice and instructions for its completion and return by post are shown on the form. Further details regarding the appointment of proxies and rights of shareholders to attend and vote at the Annual General Meeting are set out in the Important Notes to Shareholders that follow (and which form part of this Notice).

Explanatory notes

Resolution 1 – Report and Accounts

The Directors are required by law to present to the Meeting the accounts and the Report of the Directors and Auditors' Report for the year ended 31 March 2007.

Resolution 2 – Remuneration Report

The Company is required by law to seek the approval of the Directors' Remuneration Report by shareholders at the Annual General Meeting. This report can be found on pages 50 to 56 of the Company's Report and Accounts for the year ended 31 March 2007, copies of which have been sent to those shareholders who elected to receive them and are obtainable from the Company's website – www.QinetiQ.com or from the Registered Office of the Company. The vote is advisory in nature, and not specific to any Director's level or terms of remuneration.

Resolution 3 – Declaration of a Dividend

Final dividends must be approved by shareholders but must not exceed the amount recommended by Directors. If the Meeting approves Resolution 3, a final dividend in respect of the year ended 31 March 2007 of 2.45 pence per share will be paid on 31 August 2007 to the ordinary shareholders who are on the register of members on 3 August 2007 in respect of each ordinary share.

Resolution 4 – Re-election of Colin Balmer

Colin Balmer, who was appointed to the Board on 28 February 2003, offers himself for re-election.

Mr Balmer (60) served as Managing Director of the Cabinet Office from 2003 until his retirement in 2006. Previously, he was Finance Director of the MOD, with responsibility for QinetiQ's privatisation and the subsequent investment by Carlyle as part of the PPP Transaction. Mr Balmer has extensive experience across the MOD including periods as Private Secretary of two Ministers for Defence Procurement, a secondment to the UK Delegation to the North Atlantic Treaty Organisation (NATO) and as a Minister for Defence Materiel in Washington DC, United States. Mr Balmer was formerly a member of the Independent Financial Reporting Advisory Board and the Advisory Council of Partnerships UK and is currently a member of the Foreign and Commonwealth Office's Audit and Risk Committee and is on the Board of the Royal Mint, chairing the Audit Committee. The Board considers that Mr Balmer's extensive knowledge of the development of QinetiQ throughout its public-private partnership, and his in depth understanding of the working of Government, particularly the MOD, provides the Board with a unique insight into the issues facing Government in delivering its procurement objectives and partnering with industry suppliers.

Resolution 5 – Re-election of Sir John Chisholm

Sir John Chisholm, who was appointed to the Board on 28 February 2003, offers himself for re-election as Chairman and a Director.

Sir John Chisholm (60), the Non-executive Chairman of QinetiQ, was Chief Executive Officer of QinetiQ (previously DERA) from 1991 to 2005, transforming it into a successful trading fund and developing its commercial business. Until October 2006, he was the Executive Chairman of QinetiQ. Previously Sir John was UK Managing Director of Sema Group plc and prior to that he was a director of CAP Group plc. In 1979 he founded and became Managing Director of CAP Scientific Ltd. After a degree at Cambridge in Mechanical Sciences, Sir John's work experience included periods at General Motors and Scicon Ltd, part of BP. Sir John was formerly President of the Institution of Engineering and Technology and is currently Chairman of the Medical Research Council. He is also a Fellow of the Royal Academy of Engineering, the Royal Aeronautical Society and the Institute of Physics. The Board considers Sir John's extensive knowledge of Defence and Security Technology markets, and his unrivalled experience of QinetiQ's business gained whilst Chief Executive Officer, to be a valuable asset to the Board in terms of decision-making and understanding the strategic issues affecting the Group.

The Directors unanimously recommend that Sir John be re-elected as a Director and Chairman of the Company. The Deputy Chairman, Sir David Lees, confirms that Sir John continues to perform effectively both as Chairman and a member of the Board and demonstrates commitment to both roles.

Resolution 6 – Re-election of Noreen Doyle

Noreen Doyle, who was appointed to the Board on 26 October 2005, offers herself for re-election.

Ms Doyle (58) sits on the Board and Risk Committee of Credit Suisse Group (Zurich) and is a Non-executive Director of Newmont Mining Corporation (Denver) and Rexam PLC. In August 2005, she completed her four-year term as First Vice President of the European Bank for Reconstruction and Development (EBRD), where she chaired the EBRD's Operations Committee and was a member of the Executive Committee. Prior to her appointment as First Vice President, Ms Doyle was firm wide head of Risk Management. She joined the EBRD in 1992 to establish its syndications functions. Before joining the EBRD, Ms Doyle had a distinguished career at Bankers Trust Company (now Deutsche Bank) in corporate finance and leveraged financing with a concentration in oil, gas and mining. Ms Doyle has a BA from the College of Mount Saint Vincent, Riverdale, New York and an MBA from Tuck School at Dartmouth College. The Board considers that Ms Doyle's extensive international business experience, particularly in the areas of corporate finance, risk management and banking, to be of significant benefit to the Board as QinetiQ continues its strategy of developing new business opportunities outside its traditional UK market, particularly in North America.

Resolution 7 – Re-election of Dr Peter Fellner

Dr Peter Fellner, who was appointed to the Board on 29 September 2004, offers himself for re-election.

Dr Fellner (63) is Executive Chairman of Vernalis plc, and is also Chairman of Acambis plc, and the privately held biotechnology company, Astex Therapeutics Limited. In addition, he serves as a Director of two European biotechnology companies, UCB SA and Evotec AG and is also a Director of Bespak plc and Isis Innovation Limited. He is also a member of the Medical Research Council. Dr Fellner previously served as Chairman of Celltech Group plc from 2003 to July 2004, having been Chief Executive Officer from 1990 onwards. Before joining Celltech, he was Chief Executive of Roche UK from 1986 to 1990, having previously been a Director of Roche UK Research Centre. The Board considers that Dr Fellner's detailed understanding of the commercialisation of innovative technologies, and his experience of bringing high technology businesses to the

public markets, are a valuable asset to the Board in terms of the development of QinetiQ's portfolio of leading technologies and the evolution of QinetiQ's remuneration policies, particularly in the context of his role as Chairman of the Remuneration Committee.

Resolution 8 – Re-election of Sir David Lees

Sir David Lees, who was appointed to the Board on 1 August 2005, offers himself for re-election.

Sir David (70) is currently Chairman of Tate & Lyle plc. He has also been a member of the UK Panel on Takeovers and Mergers since June 2001. Sir David joined GKN plc in 1970 and became Group Finance Director in 1982. He was appointed Group Managing Director in 1987, and Chairman and Chief Executive in 1988 before becoming Non-executive Chairman in 1997 until his retirement in May 2004. Other notable roles include being a member of the National Defence Industries Council between 1995 and 2004, Chairman of Courtaulds plc from 1996 to 1998, a Non-executive Director of the Bank of England between 1991 and 1999 and Chairman of the CBI Economic Affairs Committee from 1988 until 1994, as well as being a member of the CBI President's Committee from 1988 to 1996. From 2001 to 2006, he was Non-executive Joint Deputy Chairman of Brambles Industries plc and Brambles Industries Limited. Sir David is currently a Non-executive Director of the Royal Opera House and Chairman of the governing body of Shrewsbury School. He is also a Fellow of the Institute of Chartered Accountants in England and Wales. The Board considers that Sir David's detailed understanding of the Defence sector, coupled with his extensive experience of Corporate Governance and the City and its institutions, significantly enhances the operation of the Board, particularly in the context of Sir David's dual role of Deputy Chairman and Senior Independent Non-executive Director.

Resolution 9 – Re-election of Graham Love

Graham Love, who was appointed to the Board on 28 February 2003, offers himself for re-election.

Mr Love (53) is the Chief Executive Officer of QinetiQ, having previously been Chief Financial Officer. Prior to rejoining DERA in 2001, he was Chief Executive of Comax Secure Business Services Ltd, leading it through its privatisation in 1997 before its sale to Amey plc in 1999. Before that, Mr Love was Finance Director of DERA from 1992 to 1996. After a degree in English at Cambridge, his career included management roles with Ernst & Young, KPMG and Shandwick plc, as well as several years in international consulting. He is a Fellow of the Institute of Chartered Accountants in England and Wales.

Resolution 10 – Re-election of Nick Luff

Nick Luff, who was appointed to the Board on 30 June 2004, offers himself for re-election.

Mr Luff (40) was appointed Finance Director of Centrica plc in March 2007, having previously served as CFO of the P&O Group. He trained as a chartered accountant with KPMG and is a member of the Institute of Chartered Accountants in England and Wales. Mr Luff joined P&O in 1991 and held various finance roles before joining the board as Finance Director in 1999. In October 2000 he became Chief Financial Officer of P&O Princess Cruises plc on its demerger from the P&O Group and returned as Chief Financial Officer of P&O in May 2003. Mr Luff has also served as a Non-executive Director on the board of Royal P&O Nedlloyd NV, the Dutch-listed international container shipping company. The Board considers that Mr Luff's experience of operating as Chief Financial Officer/Finance Director with P&O and Centrica, coupled with his extensive exposure to a variety of industrial sectors, provides the rigorous financial and commercial scrutiny required of a FTSE listed company at the Board level, particularly in the context of his role as Chairman of the Audit Committee.

Resolution 11 – Re-election of George Tenet

George Tenet, who was appointed to the Board on 24 October 2006, offers himself for re-election.

Mr Tenet (54) was one of the longest serving directors of the US Central Intelligence Agency (CIA), a position he held from July 1997 until his resignation in 2004. He is board director of Granahan McCourt Acquisition Corp, Guidance Software Inc. and L-1 Identity Solutions, sits on the advisory board of The Analysis Corporation and is a professor at Georgetown University in Washington DC. Prior to his directorship of the CIA, Mr Tenet held various roles in federal government, including staff director of the Senate Committee on Intelligence. A holder of the Presidential Medal of Freedom, the US's highest civilian honour, Mr Tenet has also been awarded with numerous foreign decorations, including the Egyptian Order of Merit (First Class), the first American to receive this honour. The Board considers that Mr Tenet's unparalleled exposure to Defence, Security and Intelligence communities worldwide, coupled with his extensive understanding of the working of Government, particularly in the US, significantly enhances the operation of the Board as QinetiQ continues to pursue its strategy of growing its US platform in the Defence and Security Technology domain.

Resolution 12 – Re-election of Doug Webb

Doug Webb who was appointed to the Board on 12 September 2005, offers himself for re-election.

Mr Webb (46) is the Chief Financial Officer of QinetiQ, having previously been Group Financial Controller. He joined QinetiQ in June 2003 from LogicaCMG, where he had most recently been the Regional Finance Director for Continental Europe. During his eight years with Logica, Mr Webb spent the period from 1995 to 2000 in the US in various management roles at its US subsidiary, including Chief Operating Officer, Chief Financial Officer and Executive Vice President, Telecoms Division. He trained as an accountant with Price Waterhouse where, as a senior audit manager, he focused on IT companies and stock exchange listed clients. Mr Webb is a Fellow of the Institute of Chartered Accountants in England and Wales.

Each member of the Board has offered himself/herself for re-election in order to comply with best practice in the Company's application of corporate governance. The Board of Directors unanimously recommend that they each be re-elected as Directors of the Company. The Chairman confirms that all the Directors named in Resolution 4 and Resolutions 6 to 12 continue to perform effectively as members of the Board and continue to demonstrate commitment to the role.

Resolutions 13 & 14 – Reappointment of Auditors and fixing their remuneration

The Company is required to appoint auditors, at each general meeting at which accounts are laid, to hold office until the end of the next such meeting. These resolutions, which are recommended by the

Explanatory notes continued

Audit Committee, propose the re-appointment of the Company's existing auditors, KPMG Audit Plc, and follow best practice in giving authority to the Audit Committee to determine their remuneration.

Resolution 15 – Political donations

It is QinetiQ policy not to make donations to political parties. However, the law regulating donations changed in 2000 and as a result, payments and activities which would not previously have been regulated may now be prohibited unless they have shareholder approval. The meaning and implications of this legislation remains unclear, but could extend to routine activities undertaken by the Company in the ordinary course of business that are not 'political' or 'party political' in any common sense meaning of those terms. To avoid inadvertent infringement of this law, the Board is seeking shareholders' approval for the Company and its wholly-owned subsidiary, QinetiQ Limited, to each make 'Donations' to 'EU Political Organisations' of up to £100,000 and incur 'EU Political Expenditure' of up to £100,000 (each as widely defined by this law), until the date of the Annual General Meeting to be held in 2008.

Resolutions 16 & 17 – Performance Share Plan and Deferred Bonus Plan

The Company is seeking approval for the establishment of the following new executive share incentive arrangements:

- the QinetiQ Group plc Performance Share Plan ('the Performance Share Plan'); and
- the QinetiQ Group plc Deferred Bonus Plan ('the Deferred Bonus Plan').

The Company is led by a team of senior executives and key individuals (around 15 individuals) and a wider senior management group who are fundamental to the operation, success and profitability of the Company and the creation and delivery of shareholder value.

In order to incentivise these groups to develop and deliver the Company's business strategy, it is proposed to introduce the Performance Share Plan for the senior executive team and the Deferred Bonus Plan with a share matching opportunity for a wider population of currently around 100 individuals.

These arrangements have been developed with the assistance of external advisers and one of the key objectives has been to follow best practice as far as possible without compromising the alignment to the Company's strategy. Under the arrangements, no shares will be given to participants unless stretching performance targets have been met. In practice the new plans will become the standard form of long-term incentivisation, although the current QinetiQ Share Option Scheme will be kept for awards in exceptional circumstances such as recruitment and retention.

Performance Share Plan

The Performance Share Plan involves the award of shares, the vesting of which will be subject to stretching total shareholder return ('TSR') and earnings per share ('EPS') targets achieved over a three-year performance period.

Under the Performance Share Plan, the senior executives and key individuals at the discretion of the Remuneration Committee ('the Committee') would be eligible to receive awards of up to a maximum 150% of base salary (including any matching awards made under the Deferred Bonus Plan). It is anticipated that Performance Share Plan awards to executive directors would not normally exceed 100% of base salary with awards to other individuals ranging between 50% and 75% of base salary. The actual level of award will be determined with reference to the individual's performance.

The Committee has, after due consideration, decided that a combination of TSR and EPS performance conditions is the most appropriate way in which to measure the success of the Company, as it retains a clear focus on the financial performance of the Group required to deliver a sustained return to shareholders. Initial awards made will therefore be contingent on relative TSR and EPS growth requirements in equal measures.

Terms specific to the Performance Share Plan

Individual limits on participation and award levels

In respect of any financial year, share awards will be limited to a maximum of 150% of base salary for any participant including any matching awards made under the Deferred Bonus Plan.

It is unlikely that this maximum level will be used in the immediate future.

Individual participants' award levels will be determined by the Committee from year to year, with due regard to seniority as well as business and individual performance. It is anticipated that for the initial awards, executive directors will receive awards with a face value of up to 100% of base salary, with awards for other participants not exceeding 75% of base salary.

Performance conditions

Performance conditions have been selected which are relevant to the performance of the Group as a whole, and focus executive management on the earnings growth of the Company and the creation of sustained shareholder value.

Awards will be based on a combination of relative TSR performance and absolute EPS growth, with 50% of the award vesting based on relative TSR and 50% of the award vesting based on EPS performance. This approach is intended to align senior participants' interests with those of shareholders.

The Committee will retain the right to make such amendments as are necessary to ensure that performance is measured on a fair and consistent basis. In particular, the Committee may adjust the EPS calculation to accommodate the development and/or sale of new ventures.

The Committee will keep the appropriateness of the performance conditions under review to accommodate prevailing market conditions, and ensure that sufficiently stretching conditions are set for each new award.

TSR performance

The TSR part of the award will be measured against the constituents of a comparator group initially consisting of the following peer group of companies:

- Babcock International Group plc
- BBA Aviation plc
- Capita Group plc
- Cobham plc
- BAE Systems plc
- Bodycote International plc
- Chemring Group plc
- Cookson Group plc

- Detica Group plc
- FKI plc
- Halma plc
- Invensys plc
- Meggitt plc
- Rolls-Royce Group plc
- Tomkins plc
- Victrex Group plc
- WS Atkins plc
- Enodis plc
- GKN plc
- IMI plc
- LogicaCMG plc
- Morgan Crucible Company plc
- Serco Group plc
- Ultra Electronic Holdings plc
- VT Group plc

The TSR part of the award will start vesting only if relative TSR performance is at least at median against the comparator group over a three-year performance period, at which level 30% of the TSR part of the award will vest, rising on a straight-line basis to full vesting for upper quartile performance. TSR will be calculated by an independent third party.

EPS performance

For initial awards, the EPS part of the award will require, at a minimum, absolute EPS growth of 22.5% over the three-year performance period, for which 25% of the EPS part of the award will vest. This will increase on a straight-line basis to full vesting if EPS growth of 52% is achieved.

The Committee considers this to represent stretching performance and is committed to keep conditions and targets under review. The Committee will retain the right to make such amendments as are necessary to ensure that performance of the underlying business is measured on a fair and consistent basis, including the exclusion of material non-recurring events and other items which need separate treatment.

The Company's auditors will be asked to verify the calculations of underlying EPS for performance measurement purposes, following any amendments made by the Committee.

Deferred Bonus Plan

The Deferred Bonus Plan will cover the wider population of key executives and senior managers. Bonus targets and levels will remain unchanged and are conditional upon individual and Company performance. However, for bonuses payable in respect of the financial year starting 1 April 2007, participants will be allowed to defer up to 50% of their pre-tax annual cash bonus into shares in the Company on a voluntary basis. These shares will be held for a period of three years.

Subject to performance, the deferred shares may be matched at the end of the deferral period. For initial awards, the same EPS performance condition which applies under the Performance Share Plan will apply to the award of matching shares under the Deferred Bonus Plan.

For future years, it is anticipated that executives may be required to defer an element of their pre-tax bonus up to a maximum of 50% of the annual bonus. Currently, the annual bonus plan has a target bonus opportunity of 50% and a maximum of 100% of salary for executive directors, with significantly lower levels for most other participants.

Terms specific to the Deferred Bonus Plan

Individual limits on participation and award levels

For the financial year beginning 1 April 2007, individuals will be invited to defer up to 50% of their pre-tax annual bonus. In the future the Committee will have the discretion to require up to 50% of participants' pre-tax annual bonuses to be deferred into shares ('Deferred Shares'). The maximum combined deferral will be 50% of participants' pre-tax annual bonuses.

Deferred Shares will be matched in the form of a 'Matching Award' of free shares, which will vest subject to performance. The annual individual limit of the Matching Award will be 100% of the value of the Deferred Shares (i.e. the equivalent of 50% of a participant's annual bonus).

Deferral levels will be determined by the Committee from year to year, with due regard to seniority as well as business and individual performance.

Where an individual participates in the Deferred Bonus Plan and also participates in the PSP, he/she will not receive awards which, in aggregate, exceed 150% of his/her base salary in any one year.

Performance condition

A performance condition has been selected which is relevant to the earnings performance of the Group, while ensuring that participants will have a line of sight of the performance condition. Awards will be subject to absolute EPS growth.

For initial awards, the performance condition will require, at a minimum, EPS growth of 22.5% over the three-year performance period, for which the match would be half a share for each share deferred rising to a match of a full share for each share deferred if EPS growth of 52% is achieved.

The Committee considers this to represent stretching performance and is committed to keeping targets under review to take account of internal and external projections in the target setting process. The Committee will retain the right to make such amendments as are necessary to ensure that performance of the underlying business is measured on a fair and consistent basis, including the exclusion of material non-recurring events and other items which need separate treatment. In particular, the Committee may adjust the EPS calculation to accommodate the development and/or sale of new ventures.

The Company's auditors will be asked to verify the calculations of EPS for performance measurement purposes, following any amendments made by the Committee.

Common terms for the New Plans

Operation of the New Plans

The New Plans will be administered by the Committee, or the trustee ('the Trustee') of the QinetiQ Group plc Employee Benefit Trust (following consultation with the Committee).

Awards may normally be granted only in the six weeks beginning with the date on which the New Plans are approved by shareholders and thereafter in the six weeks following the date on which the Company announces its results for any period. Awards may also be granted by the Board in circumstances considered to be exceptional.

None of the New Plans will be operated more than ten years after approval by shareholders, and the Committee will continue to review the operation of the New Plans during this period.

Awards are not transferable (other than to the participant's personal representatives in the event of his or her death) and do not form part of pensionable earnings.

Explanatory notes continued

Eligibility and participation

Executive directors, senior management and other key individuals at the discretion of the Committee will be eligible to participate in the New Plans.

Form of award

Awards under the New Plans will take the form of a promise to deliver free shares, after a period of three years, subject to the achievement of performance conditions. Awards may be structured in an economically equivalent form, subject to an assessment of local tax and regulatory issues.

Limits on the issue of shares

Awards made under the New Plans may be settled by newly issued shares, treasury shares or shares purchased in the market and held in trust.

In any ten year period the Company may not commit to issue more than:

a) ten per cent of the issued ordinary share capital of the Company under the New Plans and any other employees' share scheme adopted by the Company; and

b) five per cent of the issued ordinary share capital of the Company under the New Plans and any other discretionary employees' share scheme adopted by the Company.

These limits do not include rights to shares which have been released, lapsed or otherwise become incapable of exercise or vesting, or rights granted prior to listing of the Company in 2006. Where, instead of the required exercise price being paid on the exercise of an option, only an amount in shares equal to the intrinsic gain of the option is issued, only the actual number of shares issued will count towards the above limits.

Treasury shares will count as new issue shares for the purposes of these limits for so long as institutional investor bodies consider that they need to be so counted.

Performance conditions

Once awards have been granted, a performance condition may not be altered unless an event occurs which causes the Committee or, where applicable, the Trustee (following consultation with the Committee) to determine that the performance condition has ceased to be appropriate, in which case the performance condition may be altered provided that any new performance condition is no less difficult to satisfy.

There will be no provisions for retesting any performance condition.

Leaver conditions

If a participant ceases employment as a result of injury, disability, ill health, death, or as a result of the participant's employer ceasing to be a part of the Group, any unvested portion of awards made under the New Plans will vest pro-rata for time and performance (as described below).

In the case of death, any vesting portion will be calculated and paid following cessation of employment (together with any Deferred Shares); in the case of injury, disability, or ill health it will, subject to the Committee's discretion to pay earlier, be paid on the normal vesting date (together with any Deferred Shares), i.e. after three years, subject to performance.

In the case of the participant's employer ceasing to be a part of the Group, the vesting portion will be determined following cessation of employment. Delivery of the shares subject to an award under the New Plans will be deferred for a period of up to six months, during which the participant will lose his/her entitlement to the awards should he or she voluntarily cease employment with the acquiring business. Any Deferred Shares would be transferred to the participant upon cessation of employment in this event.

If a participant ceases employment for any other reason, awards will lapse, unless the Committee, in its absolute discretion, determines otherwise. Any Deferred Shares will be transferred to the participant on the normal vesting date (i.e. three years after the date of grant) subject to Committee discretion to pay earlier.

Change of control provisions

In the event of a change of control (other than a reorganisation, i.e. any technical change of control which results in substantially the same shareholders retaining control of the company), awards under the New Plans will generally vest pro-rata for time and performance (as described below). Any shares will be transferred to the participant at the time of the change of control.

Alternatively, the Committee may seek agreement from the company that has obtained control to offer participants replacement awards over shares in the controlling company.

Pro-rata reduction for time and performance

Where a pro-rata reduction for time and performance applies, awards will usually vest on the basis of performance achieved up to the relevant event (if awards vest immediately), or for performance achieved over the normal performance period (if awards vest on the normal vesting date). The vesting portion will also be reduced to reflect the portion of the vesting period that has elapsed at the time of the relevant event. In exceptional circumstances, the Committee may exercise discretion to adjust the vesting portion of the award.

Entitlement to dividends

Participants will be entitled to dividends or dividend equivalents (paid at the end of the vesting period) on awards made under the New Plans to the extent that they vest. Participants will also be entitled to dividends on Deferred Shares under the Deferred Bonus Plan.

Variation of share capital

In the event of any variation in the ordinary share capital of the Company, the Committee or Trustee (as appropriate) may make adjustments as they consider appropriate to the number of shares subject to awards.

Alterations to the New Plans

The Committee or Trustee, as appropriate, may at any time amend the New Plans provided that the prior approval of shareholders is obtained for any amendments to the advantage of participants in respect of eligibility, the limits on participation, the overall limits on the issue of shares or the transfer of treasury shares, the basis for determining a participant's entitlement to, and the terms of, shares or cash (dividend equivalent) provided under the New Plans and the adjustment of awards.

The requirement to obtain the prior approval of shareholders will not, however, apply to any alteration to take account of a change in legislation or any alteration required to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any company in the Group or any minor alteration made to benefit the administration of the New Plans.

Extension of the New Plans overseas

The terms of each of the New Plans provide the Committee or Trustee, as appropriate, with the power to extend the New Plans to countries outside the UK taking account of local tax, exchange control, or securities laws in the relevant jurisdictions. To do this, it may be necessary either to add schedules to the New Plans or to establish other schemes based on the New Plans. The terms of such other schemes will not provide participants with benefits greater than those provided under the New Plans.

General

It is intended that, subject to receiving shareholder approval for this arrangement, Performance Share Plan awards will be made in the period following the AGM.

Resolution 18 – Adopt new Articles of Association of QinetiQ Group plc

The new Articles of Association that are proposed to be adopted at the AGM by Resolution 18 reflect those certain provisions of the Companies 2006 Act (the '2006 Act') which have been, or will shortly be, brought into force. In addition to the modifications following from the 2006 Act, it is also proposed that some amendments to the Articles of Association be adopted to reflect previous changes in legislation or to ensure consistency.

Set out below is a summary of the main differences between the current and the proposed new Articles of Association. This summary has been prepared in order to assist shareholders in understanding the rationale for and substance of the proposed amendments.

The principal changes relate to electronic communications with shareholders. The provisions of the Companies Act 1985 which allowed companies to communicate with their shareholders electronically have been repealed and replaced by provisions in the 2006 Act which operate in a different way and use different definitions, which will be reflected in the amendments to the Company's Articles of Association. The new Articles of Association will also permit the Company to use electronic communications for all notices, documents and information to be sent to shareholders, in accordance with individual shareholder preference.

In addition, the new Articles of Association will reflect the key change introduced by the 2006 Act, which is the ability for companies to use website communication with shareholders as the default position. The Company can ask each individual shareholder for their consent to receive communications from the Company via the Company's website (this request for consent is contained in the Proxy Form). If the shareholder does not respond to the request for consent by 30 August 2007, assuming Resolution 18 is passed, the Company may take that as consent to receive communications in this way. When the Company places a document on its website, it must notify each shareholder who is receiving documents via the website that the document is there by post or (if the shareholder has already agreed to receive documents electronically) by email. A shareholder who has received a document electronically can ask for a hard copy of any document at any time and shareholders can also revoke their consent to receive electronic communications at any time. This new regime, while continuing to ensure that shareholders are able to receive communications and documents in hard copy if that is their preference, will enable the Company to take advantage of the efficiencies and cost savings inherent in electronic communications to a greater extent than is currently possible.

Set out below is a summary of each of the principal changes proposed to be made to the Articles of Association. The number identifying each Article, unless otherwise indicated, corresponds to the numbering used in the Company's current Articles of Association.

a) Definitions (Article 1)

Article 1(1) is amended to insert definitions of 'the 1985 Act', 'the 2006 Act' and 'the Acts' to cater for the fact that the 2006 Act is being brought into force, and the Companies 1985 Act (the 1985 Act) is being repealed in stages between January 2007 and October 2008. Consequential amendments are made across the Articles of Association to reflect the inclusion of these new definitions.

A definition of 'electronic address' is inserted to replace the current definition of 'address'. This definition corresponds with the definition of 'address' in Section 1148 of the 2006 Act and is inserted as the term is used frequently in the new Articles of Association.

The definitions of 'communication' and 'electronic communication' are deleted as these relate to provisions in the 1985 Act which have been repealed in January 2007. Instead, the definitions of 'electronic form' and 'electronic means' are inserted to reflect the new terms under the 2006 Act.

The amendments to Article 1(6) clarify that for the purposes of the Articles of Association, documents and information which are sent electronically or placed on a website by the Company are 'in writing'. These amendments apply throughout the Articles of Association, except in case of Article 13, 15, 16 and 17 (which relate to the Special Share) where hard copy communication is still required.

b) Disclosure of interests in shares (Article 22, 60 and 157)

The provisions relating to the disclosure of interests in shares contained in the 1985 Act, including Section 212 on company investigation powers, were repealed in January 2007. Section 793 and related sections in Part 22 of the 2006 Act, which contain the corresponding company investigation powers previously contained in Section 212, were brought into force simultaneously. Articles 22(2), 60 and 157(2) are amended to reflect the replacement of Section 212 of the 1985 Act with Section 793 of the 2006 Act.

c) Variation of rights (Article 31)

In relation to the consent in writing to the variation of rights attached to different classes of shares the wording 'if the directors so permit, using electronic communications' has been removed in light of the deletion of the definition of 'electronic communication' outlined above.

d) Notice of general meetings (Articles 68 and 69)

The 2006 Act provides that when a company has given an electronic address in a notice of meeting or proxy, a company is treated as having accepted that communications in relation to that meeting or proxy can be sent to that electronic address. Article 68 is amended to allow the Company to send such notices subject to conditions or limitations which may be contained in the notice itself.

Explanatory notes continued

The amendments to Article 69 deal with situations where, because of a postal strike or similar situation beyond the control of the Company, the Company is unable to send out hard copies of the notice of meeting or the notification that the notice of meeting has been placed on its website. The effect of the amendments is to ensure that such failure to give notice does not invalidate the proceedings of the meeting. The reason for the amendments is because there is doubt as to whether the traditional alternative route of sending the notice of meeting by advertisement in two national newspapers will still be available since Section 308 of the 2006 Act specifically requires the notice to be given in hard copy form, electronic form or by means of a website.

e) **Electronic proxies (Articles 96, 97, 98 and 100)**

As noted above, the 2006 Act provides that when a company has given an electronic address in a notice of meeting or proxy, the company is treated as having accepted that communications in relation to that meeting or proxy can be sent to that electronic address. Article 96 is altered to enable the Company to receive appointments of proxies in electronic form subject to the conditions or limitations which are specified in the notice of meeting. Articles 97, 98 and 100 in relation to the receipt of proxies are amended to bring them in line with the wording used under the 2006 Act.

f) **Sending of notices, documents and information (Article 155)**

As noted above, for the purposes of the new Articles of Association, any notice, document and information which is sent or given electronically or made available on a website by the Company is considered to be 'in writing'.

Article 155 is amended to give the Company a general power to send or give any notice, document or information to any member by a variety of methods such as in person, by post or in electronic form (such as by email), or by making it available on the Company's website depending on the individual member's preference. In addition to any notice, document or information which is specifically required to be supplied under the 2006 Act or the Articles of Association, the new Article 155 will also allow the Company to send any other document or information to members by the variety of methods described above.

If the Company gives any notice, or sends any document or information to its members by making it available on the Company's website, it must comply with the requirements under the new Article 155(2). As provided under the 2006 Act, the new Article 155(2) allows the Company to ask each individual member for his or her consent to receive communications from the Company via a website (the request for consent is contained in this AGM notice mailing). If the member does not respond to the request for consent within 28 days, the Company may take that as consent by the member to receive communications in this way. When the Company makes a document available on its website, it must notify each member who has consented (or is deemed to have consented) to receive documents via the website that the document is available on the website either by post or by email (if the member has already agreed to receive documents electronically). A member who has received a document electronically can request a hard copy of any document at any time. Members can also revoke their consent to receive electronic communications at any time.

The new Article 155(3) deals with the case of joint holders of shares and provides that the agreement of the first-named holder on the register of members to accept notices, documents or information electronically or via a website will be binding on the other joint holders.

The new Article 155(4) is to cater for situations where the provision of corporate information by electronic means may amount to a breach of securities laws of another jurisdiction. The effect of this new Article is to permit the Company not to give or send any notice, document or information to a member whose registered address is not within the UK unless that member has given a non-electronic address within the UK.

The new Article 155(5) ensures that the provisions in new Article 155 are subject to Article 69 (notices of general meetings) while the new Article 155(6) allows the Company to send hard copies of any notices, documents or information to any member if it decides to do so. The reason for this is to allow the Company to send hard copies if it needs to restrict the circulation of information in certain circumstances, such as for US securities law reasons.

g) **Provisions about notices and deemed delivery (Articles 158, 159, 160, 161, 162 and 163)**

The phrase 'Subject to the Acts' has been added to the beginning of Article 158, which, as mentioned above, deals with a situation where, because of a postal strike, the Company is unable to send out a hard copy of a notice of meeting.

New Article 159 is inserted to provide for any notice, document or information (not being a notice of a general meeting) to be given by advertisement in at least one national daily newspaper published in the UK.

Article 160 sets out when notices, documents or information given or sent by the Company to its members are deemed to be delivered.

Article 161 governs the manner in which the Company gives notices to a person entitled to a share as a result of the death or bankruptcy of a member. A minor amendment is made to this Article to ensure that it covers, in addition to notices, any 'document or information' given by the Company to such persons.

Article 162 is amended to deal with notices, documents or information given or sent by the Company to a member which have been returned undelivered after three consecutive occasions. The member will only be entitled to receive such further communications on provision to the Company of a new postal or electronic address.

Article 163 has been amended to deal with the changes in the notice requirements in relation to validation of electronic documents resulting from the alteration of Articles 68 and 96.

A copy of the current and the new Articles of Association that reflect the above changes are available for inspection at The Savoy Place, London from 1.00 pm on 26 July until the conclusion of the Meeting.

Resolution 19 – Authority to allot new shares

This resolution authorises the Directors to allot ordinary shares up to a nominal amount of £2,322,756. This is approximately equal to 35% of the issued share capital of the Company as at 31 May 2007. This represents 33% of the nominal value of the total ordinary share capital in issue as at 31 May 2007 and the nominal value of the outstanding options as at 31 May 2007. The authority sought at the AGM will expire at the date of the AGM to be held in 2008. Although the Directors have no present intention of exercising this authority, it is considered prudent to maintain the flexibility it provides. This resolution will replace the authority given to the Directors at the Initial Public Offer.

Resolution 20 – Disapplication of pre-emption rights

It is proposed to grant the Directors authority to allot equity securities for cash without first being required to offer such securities to existing shareholders. This authority relates to up to £330,135 of nominal capital, being 5% of the issued ordinary share capital of the Company on 31 May 2007. This authority will expire at the date of the AGM to be held in 2008.

Under Section 89(1) of the Companies Act 1985, if the Directors wish to allot any of the unissued shares for cash (other than in connection with an employee share scheme) they must in the first instance offer them to existing shareholders in proportion to their holding (a pre-emption offer). There may be occasions when the Directors will need flexibility to finance business opportunities by the issue of ordinary shares without a pre-emption offer to existing Shareholders.

The Articles of Association of the Company give a general authority to the Board to dis-apply this pre-emption requirement for allotment of shares for cash up to a specific amount or up to any amount pursuant to a rights issue as defined by the Company's Articles of Association. This general authority is subject to annual renewal by shareholders.

Resolution 21 – Share Purchase

This resolution gives the Company the authority to purchase its own ordinary shares up to a maximum of 66,027,165 ordinary shares until the Annual General Meeting to be held in 2008. This represents '10%' of the ordinary shares in issue as at 31 May 2007 and the Company's exercise of this authority is subject to the maximum and minimum prices specified in the resolution. The Directors have no present intention of exercising this authority. The authority will be exercised only if the Directors believe that it will be in the best interests of the Company to purchase ordinary shares to satisfy awards or the exercise of options under employee share schemes or if the Directors otherwise believe that this will improve earnings per share. The current expectation is that any shares purchased under this authority would either be used to satisfy awards or the exercise of options under employee share schemes or would be held as treasury shares, but the Company would retain the flexibility to cancel any such shares or sell them for cash if it considers this to be in its best interests. As at 31 May 2007 there were options outstanding over 12,185,127 ordinary shares, representing approximately 1.84% of the Company's issued share capital. If this authority is exercised in full, these options would represent approximately 2.05% of the Company's then issued share capital.

Important notes to shareholders

The following notes explain your general rights as a shareholder and your right to attend and vote at this Meeting or to appoint someone else to vote on your behalf.

1. The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulation 2001, specifies that only those shareholders on the register of members at 6.00 pm on 24 July 2007 are entitled to attend and vote at the Meeting in respect of the number of shares registered in their name at that time or, if the Meeting is adjourned, as at 48 hours before the time fixed for the adjourned Meeting (as the case may be). In each case, changes to the register of members after that time shall be disregarded in determining the rights of any person to attend or vote at the Meeting.
2. A shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend, and on a poll, vote instead of him or her. A proxy need not be a shareholder. Appointing a proxy will not prevent a shareholder from attending in person and voting at the Meeting.
3. You may register your proxy appointment and voting directions electronically by visiting www.sharevote.co.uk website, where full details of the procedure are given. If you return more than one proxy appointment, either by paper or electronic communication, that received last by the registrar before the latest time for receipt of proxies will take precedence. You are advised to read the terms and conditions of use carefully. Electronic communication facilities are open to all shareholders and those who use them will not be disadvantaged.
4. The appointment of a proxy, and the original or duly certified copy of the power of attorney or other authority (if any) under which it is signed or authenticated, should be deposited with the Company's registrar, by either mailing it or them to the address shown on the proxy form or via the sharevote website, not later than (a) 2.00 pm on 24 July 2007, or 48 hours before the time for holding any adjourned Meeting or (in the case of a poll not taken on the same day as the Meeting or adjourned Meeting) for the taking of the poll at which it is to be used, or (b) lodged using the Crest proxy voting service – see note 8 below.
5. The following documents are available for inspection during normal business hours at the registered office of the Company on any business day and may also be inspected at The Savoy Place from 1.00 pm on 26 July 2007 until the conclusion of the Meeting:
   a) Copies of the Directors' Service Contracts with the Company;
   b) Copies of the Non-executive Directors' letters of appointment;
   c) Copy of the Company's Memorandum and Articles of Association and the proposed new Articles of Association;
   d) The Rules of the proposed new Performance Share Plan and Deferred Bonus Plan;
   e) Minutes of the last AGM.
6. As soon as practicable following the Annual General Meeting, the results of the voting at the Meeting and the numbers of proxy votes cast in respect of each of the resolutions will be announced via a Regulatory Information Service and also placed on the Company's website www.QinetiQ.com

Explanatory notes continued

7. If you have sold or transferred all your shares, this notice and the accompanying proxy form should be passed to the person through whom the sale or transfer was made for the transmission to the purchaser or transferee.

8. CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Annual General Meeting to be held on 26 July 2007 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a 'CREST Proxy Instruction') must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in the Notice of Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means. CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001. All messages relating to the appointment of a proxy or an instruction to a previously-appointed proxy, which are to be transmitted through CREST, must be received by Lloyds TSB Registrars (ID 7RA01) no later than 2.00 pm on Tuesday 24 July 2007, or if the Meeting is adjourned, 48 hours prior to the day fixed for the adjourned Meeting.

9. Excluded items
   Certain items will not be permitted in the Annual General Meeting. These include bags, cameras, recording equipment, items of any nature with potential to cause disorder and such other items as the Chairman or designated officers of the Meeting may specify.

You could help QinetiQ help the Environment

You can do this by electing to receive future Company communications by email rather than in paper form. Simply visit the Shareholders page on the QinetiQ website at www.QinetiQ.com

By making this election you are helping us reduce print, paper and postage costs and the associated environmental impact. You will be able to view the Report and Accounts the day they are published.

You will also be able to access your individual shareholding quickly.

Protection from fraud

Protecting your shareholding is important to us. Please read the tips below to help safeguard your shareholding.

- Keep all your certificates safe, or hold your shares electronically in CREST via a nominee.
- Any correspondence received from the Registrar which shows your shareholder reference number should be kept in a safe place, or destroyed by shredding – never just put in the bin.
- If you receive a letter from the Registrar regarding a change of address and you have not recently moved contact the Registrar immediately as you may be a victim of identity theft.
- Elect to have your dividends paid direct into your bank. This will stop payments being intercepted in, or lost in the post. Please remember to tell the Registrar if you change your bank account details.
- When buying or selling shares, only deal with brokers in your country of residence or the UK.

Attending the AGM

The AGM will be held at the The Savoy Place, London, on Thursday 26 July at 2.00 pm.

Timetable

12.30 pm	Doors open. Registration, please bring your admission card and register at the registration desks in the Lancaster Room.
12.45 pm	Refreshments will be served.
1.45 pm	Take seats in the auditorium.
2.00 pm	The Annual General Meeting will begin.

Regulatory Announcement

Go to market news section

Company	QinetiQ Group plc
TIDM	QQ.
Headline	Director/PDMR Shareholding
Released	15:22 12-Jun-07

RNS Number:2296Y
QinetiQ Group plc
12 June 2007

QinetiQ Group plc

12 June 2007

DIRECTOR/PDMR SHAREHOLDING - Purchase of ordinary shares in QinetiQ Group plc ("Shares" and the "Company" respectively) by Directors of the Company under its Share Incentive Plan ("SIP").

The SIP trustee, Hill Samuel ESOP Trustees Limited (the "Trustee"), notified the Company on 12 June 2007 that the following Directors and other Persons Discharging Managerial Responsibility for the Company acquired Shares under the SIP on 11 June 2007, in each case, held through the Trustee:

	Number of Shares acquired *	Aggregate number of Shares held beneficially following acquisition (across all accounts)
Directors		
Graham Love	84	7,779,771
Doug Webb	84	619,388
Persons Discharging Managerial Responsibility		
Lynton Boardman	66	857,899
Andrew Sleigh	84	1,900,117

* The Number of Shares acquired includes 63 Partnership Shares (except for Lynton Boardman which includes 50 Partnership Shares) acquired at 199.25 pence and 21 Matching Shares (except for Lynton Boardman which includes 16 Matching Shares) awarded at 199.25 pence. Both partnership and matching elements are registered in the name of the Trustee.

The SIP operates as follows.

Each month the Trustee uses participants' contributions (which may not exceed £125 per participant per month) to purchase shares in the market. These shares are called "Partnership Shares".

At the same time the Company allots to participants via the Trustee or instructs the Trustee to purchase in the market one "Matching Share" for every three Partnership Shares purchased that month.

Dividends paid by the Company to the Trustee in respect of the Partnership and Matching Shares are used by the Trustee to purchase shares in the market. These shares are called "Dividend Shares".

12 June 2007

END

END

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

CHFPO83

Return of Allotment of Shares

Company Number 04586941

Company name in full QinetiQ Group Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	12	06	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	37,285		
Nominal value of each share	1 pence		
Amount (if any) paid or due on each share *(including any share premium)*	199.25p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominees Limited Designation AESOP 1 Address Highdown House Yeoman Way Worthing West Sussex UK Postcode	Class of shares allotted Ordinary	Number allotted 37,285
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed  **Date**

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

COMPANY SECRETARIAT
CODY TECHNOLOGY PARK
IVELY ROAD
FARNBOROUGH
HANTS GU14 0LX

Tel

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

CHFPO83

Return of Allotment of Shares

Company Number 04586941

Company name in full QinetiQ Group Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	07	06	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	22126		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	0.0235p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Lloyds TSB Registrars Corporate Nominee Limited Address: The Causeway, Worthing, West Sussex, Account designation: PPP Crest ID: 19XJM UK Postcode B N 9 9 6 D A	Class of shares allotted Ordinary	Number allotted 1702
Name: Lloyds TSB Registrars Corporate Nominee Limited Part ID: 40XNJ Address: The Causeway, Worthing, West Sussex UK Postcode B N 9 9 6 D A	Class of shares allotted Ordinary	Number allotted 8510
Name: Lloyds TSB Registrars Corporate Nominee Limited Part ID: OMKAV Address: The Causeway, Worthing, West Sussex UK Postcode B N 9 9 6 D A	Class of shares allotted Ordinary	Number allotted 11914
Name Address UK Postcode	Class of shares allotted Ordinary	Number allotted
Name Address UK Postcode	Class of shares allotted **Total**	Number allotted **22126**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed  Date 19/6/07

~~A director~~ / secretary / administrator / administrative ~~receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA

ESP/EXEC/CS/465/E1952

Tel 01903 833345

DX number DX exchange

Regulatory Announcement

Go to market news section

Company	QinetiQ Group plc
TIDM	QQ.
Headline	Acquisition
Released	16:42 05-Jun-07

RNS Number:8288X
QinetiQ Group plc
05 June 2007

QinetiQ Group plc
5 June 2007

QinetiQ Group plc
US GOVERNMENT APPROVES ACQUISITION OF AUTOMATIKA AND APPLIED PERCEPTION

QinetiQ's US subsidiary, Foster Miller Inc, has completed the acquisitions of Automatika Inc and Allied Perception Inc following approval by the US Government.

For more details of this acquisition refer to : QinetiQ RNS Number 3282V (23 April 2007)

Lynton D Boardman
Company Secretary
5 June 2007

END

END

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2

Return of Allotment of Sha

IFPO83

Company Number 04586941

Company name in full QinetiQ Group Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From			To		
	Day	Month	Year	Day	Month	Year
	31	05	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	17020		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	0.0235p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Lloyds TSB Registrars Corporate Nominee Limited Address: The Causeway, Worthing, West Sussex, Account designation: PPP Crest ID: 19XJM UK Postcode B N 9 9 6 D A	Class of shares allotted Ordinary	Number allotted 3404
Name: Lloyds TSB Registrars Corporate Nominee Limited Part ID: 40XNJ Address: The Causeway, Worthing, West Sussex UK Postcode B N 9 9 6 D A	Class of shares allotted Ordinary	Number allotted 8510
Name: Lloyds TSB Registrars Corporate Nominee Limited Part ID: OMKAV Address: The Causeway, Worthing, West Sussex UK Postcode B N 9 9 6 D A	Class of shares allotted Ordinary	Number allotted 5106
Name: Address: UK Postcode	Class of shares allotted Ordinary	Number allotted
Name: Address: UK Postcode	Class of shares allotted **Total**	Number allotted **17020**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 5/6/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA

ESP/EXEC/CS/454/1878

Tel 01903 833012

DX number DX exchange

Regulatory Announcement

Go to market news section

Company	QinetiQ Group plc
TIDM	QQ.
Headline	Final Results
Released	07:01 31-May-07

RNS Number:4839X
QinetiQ Group plc
31 May 2007

QinetiQ Group plc audited preliminary results
for the year ended 31 March 2007

Financial summary

	2007	2006
Revenue	£1,149.5m	£1,051.7m
Underlying operating profit	£106.0m	£90.7m
Underlying operating margin	9.2%	8.6%
Underlying profit before tax	£94.0m	£80.1m
Statutory profit before tax	£89.3m	£72.5m
Underlying earnings per share	11.3p	10.2p
Basic earnings per share	10.5p	10.0p
Net debt	£300.8m	£233.0m
Cash flow from operations	£107.0m	£107.6m
Orders	£1,214.0m	£816.7m
Backlog (excluding LTPA)	£850.9m	£608.4m
Underlying effective tax rate	21.2%	22.7%
Dividend per ordinary share	3.65p	2.25p

See Glossary section for definitions of Non GAAP terms used throughout this statement

Operational summary

- Strong orders growth of 48.6% (organic orders growth of 41.6%)
- Book to bill ratio of 1.2:1 (2006: 0.9:1)
- Revenue increased by 9.3% (QinetiQ North America organic revenue growth of 14.2%)
- Continued improvement in underlying operating margin to 9.2% (2006: 8.6%)
- Underlying profit before tax up by 17.4%
- Underlying earnings per share up by 10.4% to 11.3p
- Final dividend increased by 8.9% to 2.45 pence per share (2006: 2.25

pence per share)

QinetiQ CEO Graham Love commented:

"I am delighted to report that QinetiQ performed strongly in the year, proving that our strategy remains effective, our business model robust and that we continue to execute well against both. Our selection as preferred bidder for the Defence Training Rationalisation programme shows that we have successfully repositioned ourselves in the UK defence market, with a track record of delivering technology-rich support services and supplying technology into major programmes. In North America we have seen strong organic growth, supplemented by our continued acquisition of good companies which gives us the critical mass to bid into the bigger defence programmes.

"Looking forward, our principal markets in the United Kingdom and North America continue to provide good opportunities for growth, and we believe we are well positioned as an innovative, technology-based company to perform strongly in future years."

Outlook

Going forward QinetiQ's strategy remains consistent with previous plans, and the focus is on execution.

In the UK defence market the Group believes that the rapidly changing needs of defence and security forces can only be met by the kind of agile and innovative technological services in which QinetiQ specialises. In the short to medium term the effect on revenues of the introduction of competition into the MOD Research funding will broadly be countered by continued growth in Technology Supply. Demand for QinetiQ's consultancy and advisory services to the MOD remains robust, and the Group continues to develop important new business in systems engineering and integration. The Group looks forward to entering the second five year period of the 25 year LTPA with confidence. Significant incremental growth in the UK defence managed service business will be driven from the expected financial close of both packages of DTR in late 2008/early 2009.

In North America QinetiQ's positioning as a technology rich provider across a wide and deep customer base provides it with the platform to continue to grow at rates above the forecast overall increases predicted in US DoD budgets in the medium term. Additionally the high end nature of QinetiQ's service offerings will provide it with a significant degree of insulation from the impact of future US government budget pressures.

Commercial markets for services and products for QinetiQ's Ventures businesses present a tremendous opportunity for the Group. QinetiQ aims to grow these businesses into profitable contributors to the Group and to seek external partners and funders to support their development as appropriate.

QinetiQ looks forward to the coming year with confidence that its robust business model, the quality and commitment of its people and the strength and depth of its customer relationships provide it with a platform for continued growth in core defence and security markets, together with increasing success in taking its technology into other markets of global significance.

There will be a webcast of the presentation of the preliminary results to analysts at 09:30 am 31 May 2007. If you wish to watch this broadcast you will need to register in advance at
www.axisto.com/webcasting/investis/qinetiq/full-year-results-2006/.
The event will be broadcast at the same address.

There will also be an audiocast of the event which can be heard using the following numbers:

UK participants: 0800 634 5205
Other participants: +44 208 817 9301

The presentation will be available at our investor relations page www.qinetiq.com/home/investor centre.html on the morning of our results and the video conference will be uploaded to the site following the event.

Notes for Editors:

- QinetiQ (pronounced ki net ik as in 'kinetic energy') is a leading international defence and security technology business that was formed in July 2001 from the UK Government's Defence Evaluation & Research Agency (DERA). QinetiQ has approximately 13,500 employees, who deliver technology-based services and exploit QinetiQ's strengths in technology research by selling systems solutions, products and licences to government and commercial customers in a spectrum of defence, security and related commercial markets.

For further information please contact:

QinetiQ:	Nicky Louth-Davies , Media relations	+44 (0)7795 290593
	Adrian Colman, Investor relations	+44 (0)7740 432699
Citigate Dewe Rogerson:	Andrew Hey	+44 (0)20 7216 4729

Disclaimer
All statements other than statements of historical fact included in this document, including, without limitation, those regarding the financial condition, results, operations and businesses of QinetiQ and its strategy, plans and objectives and the markets and economies in which it operates, are forward-looking statements. Such forward-looking statements, which reflect management's assumptions made on the basis of information available to it at this time, involve known and unknown risks, uncertainties and other important factors which could cause the actual results, performance or achievements of QinetiQ or the markets and economies in which QinetiQ operates to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Nothing in this document should be regarded as a profit forecast.

Group Trading Performance
Group summary

	2007 £m	2006 £m	2005 £m
Orders	1,214.0	816.7	668.3
Revenue	1,149.5	1,051.7	855.9
Underlying EBITDA(1)	140.5	124.5	104.3
Underlying operating profit (3)	106.0	90.7	65.2
Underlying operating margin	9.2%	8.6%	7.6%
Business divestments and investment impairment	4.6	-	17.1
Underlying profit before tax (4)	94.0	80.1	58.2
Net debt	300.8	233.0	176.6
Backlog(2)	850.9	608.4	572.0
Underlying effective tax rate	21.2%	22.7%	16.2%
Underlying earnings per share	11.3p	10.2p	8.8p
Dividend per share	3.65p	2.25p	Nil

(1) Underlying EBITDA excluding IPO related items(2006)
(2) Excluding remaining £4.8bn (2006: £5.0bn 2005: £5.2bn) in respect of LTPA contract
(3) Underlying operating profit is operating profit before acquisition amortisation and IPO related items and restructuring (2005)
(4) Excluding business divestments and investment impairment and disposal of non-current assets and restructuring (2005)

In February 2007 QinetiQ announced that it planned to create, from 1 April 2007, an EMEA (Europe, Middle East and Australasia) region to develop the Group's provision of its existing UK services globally. The EMEA region comprises all of the Group's operations with the exception of QinetiQ North America and Ventures activities. In order to identify the results covered by the EMEA region and to provide greater clarity on the development of commercial businesses from the defence technology base, the operating results of Ventures have been split out from within Security & Dual Use in the analysis below.

Revenue

	2007 £m	2006 £m	2005 £m
Revenue			
Defence & Technology	657.9	669.6	664.9
Security & Dual Use	121.4	127.6	115.9
EMEA	779.3	797.2	780.8
QinetiQ North America	358.2	248.4	70.1
Ventures	12.0	6.1	5.0
Total	1,149.5	1,051.7	855.9

Group revenue increased 9.3% to £1,149.5m due primarily to acquisitions and organic growth in QNA. The overall level of organic growth in revenue in constant currency terms was 2.3% (2006: 2.3%). The acquisitions of OSEC (May 2006) and Analex (March 2007) and the first time full year contributions from Apogen (September 2005) and PSI (September 2005) were complemented by organic growth in particular from Technology Supply (7.6%) within D&T and 14% from QNA at constant rates of exchange. These increases in revenue more than offset the lower than anticipated reductions in MOD Research (8.4%), the non recurrence of LCD patent royalty income in S&DU (£13m) and the effect of the weakening US dollar on the translation of the results of QNA (£28.9m compared to the level that would have been reported on a constant currency basis).

Orders and backlog

	2007 £m	2006 £m	2005 £m
Orders			
Defence & Technology	650.8	420.7	472.6
Security & Dual Use	132.9	158.3	124.7
EMEA	783.7	579.0	597.3
QinetiQ North America	416.0	227.9	67.9
Ventures	14.3	9.8	3.1
Total	1,214.0	816.7	668.3
Backlog			
Defence & Technology (1)	520.0	366.6	410.0
Security & Dual Use	112.6	108.1	93.4

EMEA	632.6	474.7	503.4
QinetiQ North America	210.7	129.2	68.6
Ventures	7.6	4.5	-
Total (1)	850.9	608.4	572.0

(1) Excludes remaining £4.8bn (2006: £5.0bn) in respect of LTPA contract

Orders have increased by 49% to £1,214.0m with strong performance from all sectors of the Group. A 55% increase in orders was delivered within D&T, with the finalisation of the 20 year CATS contract (£104m) and the Typhoon support three year contract extension (£53m) particularly notable. The continued high levels of funding for TALON(R) robots and robust funding for SETA work, together with the benefit of acquisitions in the prior and current year, has increased order levels in QNA by 97% in constant currency terms.

The Group's strong orders performance has resulted in a book to bill ratio (excluding the LTPA) of 1.2:1(2006:0.9:1).

Backlog increased by 40% from £608.4m to close at £850.9m. LTPA backlog at 31 March 2007 stood at £4.8bn (2006: £5.0bn). The increase was primarily in D&T where the CATS contract added £104m to backlog and in North America where backlog has risen in all operating units. There has also been an additional £44.6m of backlog added from the acquisitions of Analex and OSEC.

Operating profit

	2007 £m	2006 £m	2005 £m
Defence & Technology	59.1	56.5	51.3
Security & Dual Use	13.9	17.2	15.9
EMEA	73.0	73.7	67.2
QinetiQ North America	39.9	24.5	8.0
Ventures	(6.9)	(7.5)	(10.0)
Total	106.0	90.7	65.2

Underlying operating profit margin	9.2%	8.6%	7.6%

Underlying operating profit has increased by 17% to £106.0m due to the benefit of the acquisitions noted above, organic growth in QNA and margin improvements within underlying operations, despite the impact of the weakening US dollar on the translation of QNA operating profits. On a constant currency basis, using the average rate for the prior year, QNA would have contributed an additional £2.9m of operating profit. Underlying operating profit includes charges for UK rationalisation of £8.0m (2006: £9.4m).

Underlying operating margin has improved in the year by 60 basis points to 9.2% (2006: 8.6%), driven by further improvements in existing business performance and benefiting from the increased contribution from QNA, whose operations are typically higher margin than the EMEA businesses.

Cash flow

Cash inflow from operations before investing activities was £107.0m (2006: £107.6m). The UK business experienced delays in the award of contracts from the MOD during the year leading to a build in working capital at the year end of

approximately £20m. This position has reversed in the new financial year. This contributed to an operating cash conversion of 56% compared to 84% in 2006 and the Group's long term 80% target.

Investment in acquisitions in the year amounted to £134.3m (2006: £202.5m) comprising £96.4m on Analex, £28.6m on OSEC and £9.3m of deferred consideration relating to prior year acquisitions, principally Westar, following the satisfaction of post acquisition performance criteria. Other investments totalled £9.4m (2006: £1.2m), the most significant of which were further funding of £4.4m for ZBD, £2.1m for Metalysis and £1.5m for Nomad. £17.9m of proceeds were received from business realisations (primarily the AFS sale) and £8.6m from fixed asset disposals.

The Group paid £3.3m of tax in the year, all in the US. The payment was below the US statutory rate due to the utilisation of tax losses and higher than required payments on account in the prior year. In the UK no cash tax was paid due to the availability of deductions for research and development relief and pension contributions made in the year to 31 March 2006.

The Group expects that future tax payments in the US will broadly follow the US statutory rate. In the UK the business is not expected to be in a tax paying position in the short to medium term as the Group continues to benefit from deductions for research and development relief and past pension contributions.

Dividend payments of £22.7m were made in the year comprising the final dividend of £14.8m for the year ended 31 March 2006 (paid in August 2006) and an interim dividend of £7.9m (paid in February 2007).

Outlook

The Group has maintained the strategy it outlined at IPO and performed in line with the Board's expectations. The UK defence business is expected to show improved levels of growth in the coming year. The Group will actively continue its strategy to commercialise appropriate elements of its intellectual property base and look to structures and resource allocations that will accelerate and enhance value creation from the portfolio. Growth in QNA is anticipated both organically and from the recently completed acquisitions of Analex and ITS. The Group continues to target selective acquisitions in its key markets to complement and expand its capabilities as a technology rich defence and security services provider.

EMEA - Defence & Technology

	2007 £m	2006 £m	2005 £m
Revenue			
MOD Research	150.5	164.3	188.8
Technology Supply	133.7	124.2	96.9
Procurement & Capability Support	182.6	197.3	182.3
Managed Services	191.1	183.8	196.9
Total	657.9	669.6	664.9
Underlying operating profit	59.1	56.5	51.3
Underlying operating margin	9.0%	8.4%	7.7%
Orders			
MOD Research	164.5	99.8	202.5
Technology Supply	153.0	137.3	98.3
Procurement & Capability Support	214.0	177.1	171.8
Managed Services	119.3	6.5	-
Total	650.8	420.7	472.6

Book to bill ratio	1.3:1	0.8:1	1.0:1
Backlog	520.0	366.6	410.0

Operations

- Preferred bidder on DTR Package 1 and provisional preferred bidder on DTR Package 2 awarded to Metrix, a QinetiQ joint venture with Land Securities Trillium.

- Combined Aerial Target Service (CATS) contract signed. Worth up to £308m over 20 years.

- Typhoon programme contract extension signed to provide £50m of defined technical support, advice and safety clearance activity, together with £2.5m allocated to sub-contracts and future emergent work over three years.

- World's first flight demonstration of a system capable of controlling and autonomously organising multiple unmanned aircraft. The successful flight trial consisted of a package of self-organising unmanned air vehicles under the control of an operator flying in a fast jet.

- Contract from Northrop Grumman's Remotec UK subsidiary to design and manufacture the command and control systems for the MOD CUTLASS robotics programme. CUTLASS will provide the next generation of explosive ordinance disposal (EOD) unmanned ground vehicle.

- £9.5m MOD research contract to deliver the Vehicle Technology Integration Demonstrator programme. Three-year programme will investigate and implement a layered protection approach to survivability for armoured vehicles to reduce their vulnerability to attack.

- 2000th X-Net vehicle arresting device sold in year. X-Nets have generated revenue in excess of £3.5m

- £10.5m weapons systems upgrade programme on the Philippine Navy's three Jacinto Class Patrol Vessels completed on time and to budget.

- QinetiQ Rail sold resulting in a £2.8m profit.

Financials

- Revenue increased by 7.6% in Technology Supply broadly offsetting the continued impact of MOD Research opening to competition.

- Restructuring costs of £8.0m (2006: £4.4m) to align D&T capabilities with market requirements.

- Underlying operating profit margin improvement of 60 basis points to 9.0%.

- Strong orders performance in year resulting in book to bill ratio of 1.3:1 (2006: 0.8:1).

- Backlog including remainder of LTPA £5.3bn (2006: £5.4bn).

MOD Research

The MOD Research stream consists of customer-funded defence research revenues. QinetiQ has retained its position as the leading independent provider of research services to the MOD and continued to win in excess of half of the competed MOD research bids in which it participated, resulting in a lower than

expected 8.4% (2006: 13.0%) decline in stream revenue to £150.5m. Order flow into MOD Research has been stronger than expected at £164.5m including a number of awards for multi-year programmes. The strong win rate has given rise to a book to bill ratio of 1.1:1. The MOD continues to increase competition in its research programme and by the end of 2008 new contracts available to industry will be fully open to competition. Group revenue from MOD Research is therefore expected to continue to decline in the coming years.

The Group also conducts elements of MOD Research through the divisions in the Security & Dual Use sector. The total value of MOD research undertaken across the Group declined by 10.7% to £172.4m (2006: £193.1m).

Technology Supply

The Technology Supply business stream focuses on using intellectual property from customer-funded defence research to provide technology-based solutions to defence Original Equipment Manufacturers (OEMs), defence prime contractors, MOD and other UK Government agencies, US DoD and a number of technology-driven civil industries. QinetiQ has been successful in continuing to gain positions on new and existing major MOD programmes, although delays by the MOD in placing major procurement contracts resulted in revenue growth lower than expected at 7.6% in year to £133.7m (2006: £124.2m). Order intake of £153.0m resulted in a book to bill ratio of 1.1:1 providing good visibility for continued future growth.

On 5th March 2007 QinetiQ Rail Limited, a subsidiary specialising in wireless broadband for the rail industry, was sold for consideration of £4.5m in shares in the acquiring company, Nomad Holdings Limited (Nomad), representing an 8.6% shareholding in Nomad. The transaction resulted in a net gain of £2.8m.

Procurement & Capability Support

Procurement & Capability Support provides advice to the MOD in relation to the acquisition, effective sustainment and use of defence equipment together with systems engineering, integration and other support services and tasking services under the LTPA. Revenue in year declined by 7.5% to £182.6m principally due to delays in commissioning work by MOD and lower levels of Urgent Operational Requests (UORs). This was partly offset by the high level of tasking work undertaken in the year which rose by 23% from £63.3m in 2006 to £77.6m in 2007. The order flow from the MOD was stronger in the final quarter of the year providing good order cover into the next year.

Managed Services

Managed Services provides long-term technology rich managed services to the MOD. Currently this is principally through the LTPA whereby QinetiQ provides the UK's test and evaluation capabilities to the MOD. The LTPA is QinetiQ's single largest current contract and is expected to provide revenues of up to £5.6bn (for the non-tasking services only) over the 25 years from its commencement in 2003. The LTPA operates under five year periods with specific programmes, targets and performance measures set for each period. As QinetiQ enters the fifth year of the contract it has again increased its performance score under the contract from 92% in 2006 to 94% in 2007. During the coming year QinetiQ and the MOD will finalise the nature of any refinements to the scope, specific changes to targets and agree relevant performance metrics and pricing for the next five year period which is due to commence in April 2008.

During the year the Group reached financial close on the CATS contract which is worth up to £308m over the next 20 years. This contract enhances the service already provided under the LTPA and is expected to provide £104m of incremental revenue to the Group over the duration of the contract.

Defence Training Rationalisation Programme

In January 2007, the MOD announced that Metrix, QinetiQ's joint venture with Land Securities Trillium, had been selected as the preferred bidder for Package 1 and provisional preferred bidder for Package 2 of the 25 year DTR managed services contract to provide the UK armed forces with elements of their

technical training programme. Package 1 primarily comprises technical training, including aeronautical engineering and communications and information systems. Package 2 incorporates logistics, joint personnel administration, security, languages, intelligence and photography as well as supply training. Negotiations are ongoing with the MOD to refine the scope of the packages to address customer affordability. The target remains to agree the final scope by Autumn 2007, with financial close expected 12 to 18 months thereafter.

Since attaining preferred bidder and provisional preferred bidder status bid costs have been capitalised. Up to £25m of costs are expected to be capitalised during the next 12 months.

EMEA - Security & Dual Use

	2007 £m	2006 £m	2005 £m
Revenue			
Security	26.8	27.2	22.1
Space	20.7	25.5	17.9
Technology Development & Exploitation	46.3	49.1	53.5
Managed Services	27.6	25.8	22.4
Total	121.4	127.6	115.9
Underlying operating profit	13.9	17.2	15.9
Underlying operating margin	11.4%	13.5%	13.7%
Orders			
Security	29.6	32.8	25.2
Space	20.1	18.7	12.5
Technology Development & Exploitation	51.6	66.4	55.9
Managed Services	31.6	40.4	31.1
Total	132.9	158.3	124.7
Book to bill ratio	1.1:1	1.2:1	1.1:1
Backlog	112.6	108.1	93.4

Operations

- Secured a two-year $5m research contract from the DARPA in support of its Large Area Coverage Optical Search While Track and Engage (LACOSTE) programme. The concept is to develop a suite of sensors that can be operated at high altitude, possibly on an airship or long endurance UAV, that detect and simultaneously track large numbers of moving vehicles in dense urban areas with a high degree of accuracy, 24 hours a day.

- Won a £1.6m, three year secure hosting contract for Aegate to keep sensitive information, generated as part of a drug authentication process, secure and confidential.

- Awarded a two year contract extension worth £7m to continue the provision of technical support to the MOD's Defence Fuels Group (DFG) for fuels and lubricants.

- Announced as preferred bidder on a 10 year contract to operate an ESA tracking station.

- Partnered with Advantage West Midlands in a £20m advanced sensors

project which will assist SMEs in the development and integration of advanced sensors.

Financials

- S&DU revenue declined slightly, following the completion of LCD patent royalty income in the prior year (£13m). Underlying growth excluding the LCD royalties was 5.9%.

- £2.8m of revenue was generated through a number of smaller transactions to licence or dispose of surplus intellectual property in the Group's portfolio.

- Underlying operating profit margin declined from 14% to 11% reflecting the cessation of LCD royalties, partially mitigated by the revenue generated from the smaller licence transactions, and a £2.5m reduction in rental income following the sales of surplus property in recent years.

- The absolute margin continued to benefit from strong performance by the Estates division within Managed Services.

- The sector orders were strong at £132.9m and continued to support future growth with a book to bill ratio of 1.1:1.

- Orders won typically had an average value of around £0.1m complemented by approximately 30 contracts in excess of £1m each.

Security
The Group's Security stream offers world-class capabilities in information security and assurance, physical security, people screening, 24-hour monitoring of complex networks, forensic work in law enforcement and specialised IT security and security technology. Revenue in the year was broadly consistent with the prior year. We have made certain management changes to drive a return to growth.

Space
QinetiQ's Space stream is a leading European player in the development of ion engines, small low-cost, fast-to-launch satellites, and mission design and geospatial information systems. The nature of the industry is one of large individual projects which in turn can result in an irregular sales profile which was evidenced in 2007 with a £4.8m reduction in revenue despite the inclusion of a full year contribution from Verhaert. The business is working an expanded pipeline of opportunities with customer decisions expected in the coming year.

Technology Development & Exploitation
The Technology Development & Exploitation stream delivers research and development offerings from its leading Optronics, Materials and Energy technical capabilities. In addition, it facilitates the transition of intellectual capital generated from QinetiQ's funded technology research and development work into a viable range of products and solutions for the commercial marketplace. Applications include optical devices and portable power units. Revenue declined by only £2.8m despite the loss of the LCD royalty revenue, as a result of strong growth in Optronics and further sales of IP not selected for internal exploitation generating £2.8m of licence revenue.

Managed Services
Managed Services offers a portfolio of services in areas such as fuel and lubricant testing and analysis, instrument calibration and supporting technical services together with real estate, facilities and equipment management services. The Estates division continues to be a very strong profit generator for the sector from the rental income on surplus property. The property disposal programme is leading to a reduction in rental and other property income, with the disposals over the past two years resulting in a £2.5m reduction in rental

income in year. Actions are also underway to seek alternative tenants for part the Group's Farnborough site as dstl, a significant sub-tenant has indicated that it intends to consolidate its operations elsewhere, although no formal termination notice has been received.

QinetiQ North America

	2007 £m	2006 £m	2007 $m	2006 $m	Organic Growth at constant currency (1) %
Revenue					
Technology	126.9	82.9	242.5	146.9	42%
SETA	98.5	105.3	188.3	187.5	(1.6)%
IT Services	128.5	60.2	246.1	105.3	0.4%
Mission Solutions	4.3	-	8.4	-	
Total	358.2	248.4	685.3	439.7	14%
Underlying operating profit (1)	39.9	24.5	75.8	43.4	
Underlying operating margin	11.1%	9.9%	11.1%	9.9%	
Orders					
Technology	147.4	73.2	279.6	129.6	
SETA	128.0	97.4	244.5	172.6	
IT Services	140.6	57.3	269.6	100.2	
Total	416.0	227.9	793.7	402.4	
Book to bill ratio	1.2	0.9	1.2	0.9	
Backlog	210.7	129.2	413.0	223.5	

(1) Organic growth reflects the growth in businesses that were part of the Group at the start of the financial year

Operations

- The MOD placed a $10m order to supply LAST(R) Armor for 85 Mastiff Protected Patrol Vehicles.

- New $63.9m indefinite delivery/indefinite quantity (IDIQ) contract from NAVAIR for TALON(R) robots and spares of which $54m was funded in year. An extra $77m of funding released against the six-year, $257m IDIQ contract from NAVSEA announced in September 2005

- IT Services was awarded the Field Operations Authoring Support contract by the US Department of Commerce in support of the Census Bureau. The $6.8m contract is to provide programming tools used in development of computer-assisted interviewing systems that enable the Census Bureau to conduct research for multiple federal agencies.

- IT Services was awarded three contracts worth $11.3m with the Marine Corps System Command Acquisition Center for Support Services unit to provide engineering, technical, acquisition and logistics support services.

- Systems Engineering & Technology Assistance (SETA) won a contract to

provide test support services to the US Army Aviation Technical Test Center under a five-year contract valued at more than $21m for planning, conducting, analysing and reporting on the development and airworthiness qualifications of aircraft, aviation systems, and associated equipment throughout their life-cycles.

- In June 2006 Duane Andrews was appointed CEO of QNA. Duane was previously the COO of SAIC and has also worked extensively for the US DoD.

- Three acquisitions were announced in year: Ocean Systems Engineering Corporation (OSEC) ($53.7m - completed May 2006); Analex ($193.6m - March 2007) and ITS Corporation (ITS) ($80m - April 2007)

- With the addition of Analex a fourth revenue stream of Mission Solutions has been established.

- Year end headcount has risen to 4,258 (2006: 2,640) including 1,440 from the acquisitions of OSEC and Analex. ITS added a further 700 staff in April 2007.

Financials

- Revenue increased 44% to £358.2m or 56% in constant currency to $685.3m. 2007 included first time contributions from OSEC and Analex and full year contributions from Apogen and PSI.

- Revenue growth from acquisitions was complemented by organic growth of 14% on a constant currency basis.

- SETA stream without the contributions of Aerospace Filtration Systems (AFS) delivered organic revenue growth of 10%.

- Underlying operating margin, excluding business realisations, has improved 120 basis points to 11% primarily driven by the strong TALON(R) product sales in Technology.

- All QNA streams won orders significantly higher than the previous year and the sector book to bill ratio was 1.2:1.

Acquisitions and disposals

On 15 May 2006 the Group acquired San Diego based OSEC for cash consideration, before acquisition costs and assumed net cash, of £28.2m ($53.7m). OSEC is a leading provider of research, design, development and integration of advanced information technology systems to key defence agencies in the US, with some 340 staff. OSEC has performed in line with expectations, and delivered £25.0m ($48.1m) of revenue and £2.1m ($4.1m) of operating profit since acquisition.

On 14 March 2007 the Group acquired Analex for a cash consideration, before acquisition costs and assumed net cash, of £98.8m ($193.6m). Analex's 1,100 employees provide high technology professional services mainly to US Government agencies. Analex has delivered £4.3m ($8.4m) of revenue and £0.6m ($1.1m) of operating profit since acquisition.

Subsequent to the year end, on 16 April 2007 the Group acquired ITS for an initial cash consideration of £40.8m ($80.0m). ITS specialises in IT systems, business process management and operational support to federal government customers including the US Army, Navy and Department of Homeland Security.

The Group disposed of its high performance engine inlet barrier AFS business on 28 February 2007 for £19.9m ($39.0m) to Donaldson, Inc. The disposal allowed the Group to realise the value from the AFS technology and business at an appropriate stage in its development. A profit of £9.9m ($19.4m) has been recognised on disposal.

Technology

The Technology stream provides high technology research services and defence and security related products to the US DoD, other government agencies and commercial customers in North America. Specialisms in this stream include a dvanced materials, biomedical technology, robotics, electromagnetics, sensors, thermal systems, human performance, embedded software, non-destructive inspection & evaluation and diagnostics & prognostics.

Revenue grew organically by 42% as the strong demand for TALON(R) robots continued and additional LAST armor orders were won. During the year the Group recorded $111.6m TALON(R) revenue and shipped 546 TALON(R) robots including the first to non-US customers. A book to bill ratio of 1.2:1 supports a positive outlook for the coming year, albeit that the rate of growth is expected to moderate.

Systems Engineering & Technical Assistance

The Systems Engineering & Technical Assistance (SETA) stream provides independent support for the procurement, development, modification, fielding and sustainment of major army and missile defence equipment in North America.

Revenue was flat on prior year due to the $19.2m fall in revenue from AFS to $11.8m (2006: $31.0m). The continuing business grew 10.1% primarily due to logistics services and the delivery of a number of aircraft flight simulation solution installations.

IT Services

The IT Services stream offers high value-added capabilities including enterprise architecture, software development and systems integration, network engineering and operations, energy and environmental engineering and program management to US Government agencies, particularly to the US DoD and DHS.

Revenue growth occurred through the acquisition of OSEC and the full year contribution of Apogen. Growth in Apogen, in common with others operating in the market, was held back by delays in new staff receiving security clearance to work at the DHS, which has continued to delay the commencement of revenue generation from new contracted positions won in the year. When combined with the expected loss of contracts previously awarded under US small business set aside rules, this resulted in Apogen's revenue being flat year on year. The stream delivered a good order intake, resulting in a book to bill of 1.1:1.

Mission Solutions

Following the acquisition of Analex in March 2007 a new business stream, Mission Solutions, has been created comprising Analex and from 1 April 2007, elements of OSEC. The business has capabilities principally in information technology, mission assurance and operations, system design, engineering and integration, system and program security, intelligence and counter-intelligence support, enterprise systems engineering and integration and other consulting services requiring specialised customer or mission knowledge.

Mission Solutions is focused on high margin/high growth markets such as intelligence and security with customers largely drawn from the US government, particularly NASA and the DHS, directly or through commercial subcontracts.

In the year to 31 December 2006 Analex reported revenue of £78m and operating profit of £5.4m.

Ventures

	2007 £m	2006 £m	2005 £m
Revenue	12.0	6.1	5.0

Operating loss	(6.9)	(7.5)	(10.0)
Orders	14.3	9.8	3.1
Backlog	7.6	4.5	-

Operations

- Tarsier(R) runway foreign object detection system:

  • first installation at Vancouver International airport now operationally live

  • second installation at Dubai International delayed pending completion of groundworks but expected to be complete in the second quarter of the coming year

  • extended evaluations being installed at London Heathrow and with the FAA at Providence, Rhode Island airport

  • winner of Top Award for defence to civil technology transfer at Defence Technology Exchange Awards

- Licensed the ZephIR(TM) laser anemometer technology for wind speed detection to Natural Power for £2.5m, a leading consultant to the international renewable energy industry.

- Sale of 12% stake in Aurix to strategic licensing partner values Aurix at £9m

- Successful fund raising round for ZBD Displays in March 2007 into which QintetiQ invested an additional £3.5m as part of the total £10.5m funding round. QinetiQ increased its stake in the company by 1.2% to hold 32% following its total £4.4m investment in the year and saw the value of its investment increase by £6.1m.

- Extensive trials continuing with UK and European retailers Tesco, Dixons, Metro and PC World for ZBD displays

- Omni-ID signed agreement with Crown Packaging to develop low cost RFID packaging solution

- Initial export orders for Quintel mobile telephone antenna sharing equipment

- Invested in development of new US focussed product in Quintel

Financials

- Ventures revenue has doubled as a number of the businesses and technologies progressed into initial revenue generating phases, including a strategic licensing agreement for ZephIR(TM) and the initial Tarsier(R) revenue in respect of Vancouver.

- Stream losses temporarily decreased due to the ZephIR(TM) licensing revenue offsetting increased marketing costs to push products to greater levels of customer awareness (principally Tarsier(R)) and further product development, particularly a new US focused product in Quintel.

- Investment in Ventures is expected to increase by up to £5m in the coming year to support accelerated development of promising opportunities such as Aurix and Omni-ID.

QinetiQ continues to explore a variety of routes to accelerate value creation from the ventures, with a drive to inject more management and financial resource, and to find valuable partners to help take products to market.

This will allow greater management and investment focus on accelerating the growth of individual ventures while allowing the Group to focus on bringing forward new venture opportunities.

Other financials

Net debt and liquidity

At 31 March 2007 net debt was £300.8m representing an increase of £67.8m in the year. Net debt was principally denominated in US dollars and consequently the 12% weakening of the US dollar : sterling exchange rate in the year from $1.73 at the start of the year to $1.96 at 31 March 2007 resulted in a £30.2m exchange gain on the translation of net debt in the year.

In August 2006 the Group extended its five year, £500m revolving credit facility (RCF) by a further year to August 2011. On 6 December 2006 the Group completed a private debt placement with US financial institutions to refinance $260m of existing debt. This was secured at favourable interest rates and provides a longer debt maturity profile of 7 years for $135m and 10 years for $125m. The Group had £319.9m of further borrowing capacity at 31 March 2007 on the basis of the unutilised element of the RCF. The Group operated comfortably within its banking covenants during the year.

Capital expenditure and fixed asset disposals

Property, plant and equipment expenditure totalled £34.8m (2006:£45.0m), of which £16.9m (2006: £23.5m) related to assets which are funded as part of the LTPA contract. The Group has future capital commitments of £13.2m (2006:£26.2m) largely in relation to planned capital expenditure under the LTPA. Capital expenditure in the year ending 31 March 2008 is expected to be some £15-20m higher than in 2007 due to higher LTPA spend and new systems investment in the UK.

Pensions

The Group provides both defined contribution and defined benefit pension arrangements. The principal defined benefit scheme is the QinetiQ Pension Scheme.

The majority of new entrants to QinetiQ in EMEA join the Defined Contribution Section of the QinetiQ Pension Scheme. Pension benefits in QNA are provided on a defined contribution basis through 401k plans.

A consolidated summary of the position of the defined benefit schemes is shown below:

	2007 £m	2006 £m
Schemes' assets	794.1	716.0
Schemes' liabilities	(884.9)	(884.4)
Schemes' deficit before deferred tax	(90.8)	(168.4)
Deferred tax asset	27.1	50.4
Net pension liability	(63.7)	(118.0)

In the year the value of assets increased by 7.4%, close to the expected rate of return for the year of 7.7%, with the 46% reduction in net pension liability being principally driven by a reduction in the discount rate, partly offset by an increase in the inflation rate assumptions, used to value the scheme liabilities.

The current investment policy of the QinetiQ Pension scheme, as determined by the trustees in consultation with QinetiQ, is weighted towards equity investments. The trustees believe this is appropriate at the current time due to the relative youth of the scheme, which is expected to be cash flow positive for approximately the next nine years.

The funding of the defined benefit schemes is decided by the Group in conjunction with the trustees of the schemes and the advice of external actuaries. The next full actuarial valuation is due as of 31 March 2008 and will be the first valuation under the new regulations for funding defined benefits.

During the year the net pension cost charged to the income statement, before curtailments, for the defined benefit scheme, represented 23% of pensionable pay and this compared to 21% in the year to 31 March 2006.

The key assumptions used in the IAS19 valuation are:

Assumption	31 March 07 assumption	31 March 06 assumption
Discount rate	5.4%	4.9%
Inflation	3.1%	2.9%
Salary increase	4.6%	4.4%
Mortality male	86	86
Mortality female	89	89

The increase in the discount rate follows the movement in the 15 year AA bond yield at the year end dates.

Each assumption is selected by management in consultation with the company actuary and taking account of the industry practice amongst comparator listed companies. The sensitivity of each of these key assumptions is shown in the table below and this illustrates how a small change in each assumption can have a material effect on the magnitude of the IAS19 calculated deficit.

Assumption	Change in assumption	Indicative effect on scheme liabilities
Discount rate	Increase/ decrease 0.1%	Decrease /increase by 2.6%
Inflation and salary increase	Increase/ decrease 0.1%	Increase/decrease by 2.5%
Life expectancy	Increase 1 year	Increase by 2.5%

Based on the assumptions prevailing at the year end the expected pension charge for the year to March 2008 will be lower than the current year, principally due to the impact of the higher bond rate at the year end.

Research and development

Research and development (R&D) represents a significant focus for the Group with the majority of R&D related expenditure incurred on behalf of customers as part of specific funded research contracts from customers. The costs and related income for this R&D is included in the relevant income statement cost category and revenue respectively. In the year to 31 March 2007 the Group recorded £511.1m of customer funded R&D related expenditure up 1.3% on the prior year amount of £504.7m.

£9.0m (2006: £5.6m) of internally funded R&D was charged to the income statement in the year and £3.2m (2006: £6.3m) of late stage development costs were capitalised, relating to development work on Tarsier(R) and Aurix. £1.5 m (2006: £0.5m) of capitalised development costs were amortised in the year.

Finance costs

Net finance costs increased by £4.5m to £12.0m (2006: £7.5m before IPO related

MOD indemnity income and preference share interest) due to the increase in acquisition related debt partly offset by the proceeds from the IPO in February 2006 and the prior year redemption of high cost preference shares. The interest cover ratio, measured as underlying EBITDA: net finance costs was 11.7 times (2006: 11.7 times before IPO related MOD indemnity income).

Profit before tax

Profit before tax, non recurring items, disposals and acquisition amortisation increased by 17% from £80.1m to £94.0m. The growth included the benefit of the acquisitions in the year of OSEC and Analex and a full year of trading results for Apogen, PSI and Verhaert. The acquisitions made in the current year contributed £1.6m of profit before tax and the full year effect of acquisitions made in the prior year contributed an incremental £4.5m of profit before tax to the current year.

Tax

The effective tax rate was 23% (2006: 17%). The underlying effective tax rate for the year is 21% compared to 23% in the prior year. The Group's effective rate continues to be below the statutory rates in the UK primarily due to the benefit of research and development relief. The effective rate is expected to rise as an increasing proportion of taxable profits arise in the US. The US effective rate is a little above the US statutory rate due to the US State tax mix. This more than offsets the benefits from the March 2007 UK Budget which further enhanced research and development relief and reduced the UK corporation tax rate to 28% from April 2008.

Profit for the year

The underlying performance of the Group, after allowing for non-recurring events and amortisation of acquired intangible assets, is shown below:

	2007 £m	2006 £m
Profit for the year	69.0	60.4
Minority interest	-	(2.3)
Profit for the year attributable to equity shareholders of the parent company	69.0	58.1
IPO related items	-	4.2
Profit on business divestments and unrealised impairment of investment	(4.6)	-
Profit on disposal of non current assets	(3.3)	(8.9)
Amortisation of intangible assets arising from acquisitions	12.6	12.3
Tax impact of items above	0.4	(0.7)
Brought forward tax losses utilised	-	(5.4)
Underlying profit for the year attributable to equity shareholders of the parent company	74.1	59.6

Non-recurring items that have been excluded from underlying profit relate to profit on business divestments and investment impairment, costs associated with the IPO in the previous year and profit on disposal of non current assets, principally surplus property.

Earnings per share

Underlying earnings per share increased by 10% to 11.3p compared to 10.2p in the prior year. Basic earnings per share increased 5.3% from 10.0p to 10.5p.

Dividend

The Board is recommending a final dividend of 2.45p per share bringing the total dividend for the year to 3.65p per share, with the final dividend increasing 8.9% from the 2.25p maiden final dividend paid in respect of the year ended 31 March 2006. The full year dividend per share is 3.1 times covered by underlying earnings per share.

Consolidated income statement for the year ended 31 March

all figures in £ million	notes	2007 Before acquisition amortisation	2007 Acquisition amortisation	2007 Total	2006 Before IPO related items and acquisition amortisation	2006 IPO related items and acquisition amortisation	2006 Total
Revenue	2	1,149.5	-	1,149.5	1,051.7	-	1,051.7
Employee costs		(513.4)	-	(513.4)	(492.0)	(6.8)	(498.8)
Third party project costs		(258.7)	-	(258.7)	(230.8)	-	(230.8)
Other operating costs excluding depreciation and amortisation		(246.7)	-	(246.7)	(217.5)	(2.1)	(219.6)
Share of post tax loss of equity accounted joint ventures and associates		(1.2)	-	(1.2)	(0.4)	-	(0.4)
Other income		11.0	-	11.0	13.5	-	13.5
EBITDA (earnings before interest, tax, depreciation and amortisation)		140.5	-	140.5	124.5	(8.9)	115.6
Depreciation of property, plant and equipment		(31.7)	-	(31.7)	(32.7)	-	(32.7)
Amortisation of intangible assets		(2.8)	(12.6)	(15.4)	(1.1)	(12.3)	(13.4)
Group operating profit	2	106.0	(12.6)	93.4	90.7	(21.2)	69.5
Gain on business divestments							

and unrealised impairment of investment	3a	4.6	-	4.6	-	-	-
Profit on disposal of non-current assets	3b	3.3	-	3.3	8.9	-	8.9
Finance income		4.2	-	4.2	8.4	4.7	13.1
Finance expense		(16.2)	-	(16.2)	(19.0)	-	(19.0)
Profit before tax		101.9	(12.6)	89.3	89.0	(16.5)	72.5
Taxation expense		(25.0)	4.7	(20.3)	(16.6)	4.5	(12.1)
Profit for the year		76.9	(7.9)	69.0	72.4	(12.0)	60.4
Profit attributable to:							
Equity shareholders of the parent company		76.9	(7.9)	69.0	70.1	(12.0)	58.1
Minority interest		-	-	-	2.3	-	2.3
		76.9	(7.9)	69.0	72.4	(12.0)	60.4
Earnings per share							
Basic	4			10.5p			10.0p
Diluted	4			10.3p			9.8p
Underlying	4			11.3p			10.2p

Consolidated balance sheet as at 31 March

all figures in £ million	2007	2006 Restated
Non-current assets		
Goodwill	373.1	314.9
Intangible assets	65.0	57.1
Property, plant and equipment	341.5	340.3
Investment property	-	5.8
Financial assets	18.8	22.1
Investments	28.5	1.3
Investments accounted for using the equity method	0.3	0.6
Deferred tax asset	11.0	11.8
	838.2	753.9
Current assets		
Inventories	39.5	25.4
Financial assets	4.0	3.0
Trade and other receivables	401.2	332.6
Cash and cash equivalents	20.0	58.9
Investments	4.0	11.2
Non-current assets classified as held for sale	1.8	3.6
	470.5	434.7
Total assets	1,308.7	1,188.6
Current liabilities		
Trade and other payables	(339.4)	(300.1)
Current tax	(6.9)	(2.6)
Provisions	(1.1)	(17.3)
Financial liabilities	(15.9)	(6.6)
	(363.3)	(326.6)
Non-current liabilities		
Retirement benefit obligation (gross of deferred tax)	(90.8)	(168.4)
Deferred tax liability	(30.9)	(8.2)
Provisions	(13.1)	(9.2)
Financial liabilities	(327.7)	(310.4)
Other payables	(5.5)	(2.9)
	(468.0)	(499.1)
Total liabilities	(831.3)	(825.7)
Net assets	477.4	362.9
Capital and reserves		
Ordinary shares	6.6	6.5
Capital redemption reserve	39.9	39.9
Share premium account	147.6	147.5
Own shares	(0.1)	-
Hedging and translation reserve	(13.1)	4.9
Retained earnings	296.4	164.7
Capital and reserves attributable to shareholders of the parent company	477.3	363.5
Minority interest	0.1	(0.6)
Total shareholders' funds	477.4	362.9

Consolidated cash flow statement for the year ended 31 March all figures in £ million	2007	2006
Profit for the year	69.0	60.4
Taxation expense	20.3	12.1
Net finance costs	12.0	5.9
IPO costs	-	8.9
Gain on business divestment and unrealised impairment of investment	(4.6)	-
Profit on disposal of non-current assets	(3.3)	(8.9)
Depreciation of property, plant and equipment	31.7	32.7
Amortisation of intangible assets	15.4	13.4
Share of post tax loss of equity accounted joint ventures and associates	1.2	0.4
Increase in inventories	(15.5)	(9.9)
(Increase)/decrease in receivables	(33.9)	42.2
Increase/(decrease) in payables	27.0	(31.8)
Decrease in provisions	(12.3)	(17.8)
Cash inflow from operations	107.0	107.6
Tax paid	(3.3)	(4.4)
Interest received	4.2	3.4
Interest paid	(13.8)	(12.8)
Preference share interest paid	-	(10.5)
Net cash inflow from operating activities	94.1	83.3
Purchase of intangible assets	(12.1)	(8.5)
Purchase of property, plant and equipment	(34.8)	(45.0)
Sale of property, plant and equipment	8.6	111.5
Investments in associate undertaking and other investments	(9.4)	(1.2)
Purchase of subsidiary undertakings	(134.3)	(202.5)
Sale of interest in subsidiary undertakings	17.9	-
Net cash outflow from investing activities	(164.1)	(145.7)
Net (costs)/proceeds from IPO	(2.0)	136.2
Cash outflow from repayment of loans	(79.2)	(75.4)
Cash outflow from repayment of loan note	(1.4)	(45.9)
Cash inflow from loans received	131.3	198.9
Cash inflow from loans notes	1.3	-
Payment of deferred finance costs	(0.4)	-
Preference share repayment	-	(37.5)
Equity dividends paid	(22.7)	-
Receipt of MOD indemnity	-	45.3
Additional pension contributions	-	(106.4)
Capital element of finance lease rental payments	(5.9)	(2.2)
Capital element of finance lease rental receipts	3.5	3.0
Net cash inflow from financing activities	24.5	116.0
(Decrease)/increase in cash and cash equivalents	(45.5)	53.6
Effect of foreign exchange changes on cash and cash equivalents	(0.5)	-
Cash and cash equivalents at beginning of year	58.6	5.0

Cash and cash equivalents at end of year	12.6	58.6
Cash and cash equivalents	20.0	58.9
Overdrafts	(7.4)	(0.3)
Cash and cash equivalents at end of year	12.6	58.6

Consolidated statement of recognised income and expense
for the year ended 31 March

all figures in £ million	2007	2006
Net loss on hedge of net investment in foreign subsidiary	(14.4)	(2.0)
(Decrease)/increase in fair value of hedging derivatives	(5.6)	4.9
Movement in deferred tax on hedging derivatives	2.0	(1.5)
Gain/(loss) on available for sale financial assets	10.0	(1.6)
Actuarial gains/(losses) recognised in the defined benefit pension schemes	85.8	(105.4)
(Decrease)/increase in deferred tax asset due to movement in pension deficit	(17.9)	8.7
Net income recognised directly in equity	59.9	(96.9)
Profit for the year	69.0	60.4
Total recognised income and expense for the year	128.9	(36.5)
Attributable to:		
Equity shareholders of the parent company	128.9	(38.8)
Minority interest	-	2.3
	128.9	(36.5)

Notes to the preliminary results announcement

1. Basis of preparation

Accounting policy

The financial information included within the preliminary announcement has been prepared using accounting policies consistent with International Financial Reporting Standards (IFRSs) as endorsed by the European Union. The accounting policies followed are the same as those published by the Group within its Annual Report for the year ended 31 March 2006 which is available on the Group's website, www.QinetiQ.com. Certain comparatives have been restated following the finalisation during the year of the fair values of acquisitions completed in the prior year. Further details as the restatements are provided in note 6.

Statutory information

The Board of Directors approved the preliminary announcement on 31 May 2007. Whilst the financial information included in this preliminary announcement has been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union, this announcement does not itself contain sufficient information to comply with the all the disclosure requirements of IFRS and does not constitute statutory accounts of the Company within the meaning of section 240 of the Companies Act 1985. The auditors have reported on the results for the years ended 31 March 2007 and 31 March 2006. Their reports were not qualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985. Statutory accounts for the year ended 31 March 2007 will be delivered to the Registrar of Companies following the

Company's Annual General Meeting on 26 July 2007. Details of the resolutions to be proposed at that meeting will be included in the notice of Annual General Meeting that will be sent to shareholders.

2. Segmental analysis
Business segments

Year ended 31 March 2007 all figures in £ million	Defence & Technology	Security & Dual Use	Ventures	QinetiQ North America	Eliminations	Consolidated
Revenue						
External sales	657.9	121.4	12.0	358.2	-	1,149.5
Internal sales(1)	5.3	10.8	-	0.6	(16.7)	-
	663.2	132.2	12.0	358.8	(16.7)	1,149.5
Other information						
EBITDA before share of equity accounted associates	81.0	21.2	(3.6)	43.1	-	141.7
Share of equity accounted associates	-	-	(1.3)	0.1	-	(1.2)
EBITDA	81.0	21.2	(4.9)	43.2	-	140.5
Depreciation of property, plant and equipment - own equipment	(13.9)	(6.9)	(0.7)	(3.2)	-	(24.7)
Depreciation of property, plant and equipment - LTPA funded	(7.0)	-	-	-	-	(7.0)
Amortisation of purchased or internally developed intangible assets	(1.0)	(0.4)	(1.3)	(0.1)	-	(2.8)
Group operating profit/(loss) before amortisation of intangible assets arising from acquisitions	59.1	13.9	(6.9)	39.9	-	106.0
Amortisation of intangible assets arising from acquisitions	(0.8)	(1.1)	-	(10.7)	-	(12.6)
Group operating profit/(loss)	58.3	12.8	(6.9)	29.2	-	93.4
Gain on business divestments and unrealised impairment of investment						4.6
Profit on disposal of non-current assets						3.3

Net finance expense						(12.0)
Profit before tax						89.3
Taxation expense						(20.3)
Profit for the year						69.0

(1) Inter segment sales are priced at fair value and treated as an arm's length transaction.

2. Segmental analysis continued
Year ended 31 March 2006

all figures in £ million	Defence & Technology	Security & Dual Use	Ventures	QinetiQ North America	Eliminations	Consolidated
Revenue						
External sales	669.6	127.6	6.1	248.4	-	1,051.7
Internal sales (1)	9.8	11.3	-	-	(21.1)	-
	679.4	138.9	6.1	248.4	(21.1)	1,051.7
Other information						
EBITDA before IPO costs and share of equity accounted joint ventures and associates	79.0	25.0	(6.2)	27.1		124.9
Share of equity accounted joint ventures and associates	-	-	(0.4)	-		(0.4)
EBITDA before IPO costs	79.0	25.0	(6.6)	27.1		124.5
Depreciation of property, plant and equipment - own equipment	(13.2)	(7.3)	(0.9)	(2.5)		(23.9)
Depreciation						

of property, plant and equipment -LTPA funded	(8.8)	-	-	-		(8.8)
Amortisation from purchased or internally developed intangible assets	(0.5)	(0.5)	-	(0.1)		(1.1)
Group operating profit/(loss) before IPO costs and amortisation of intangible assets arising from acquisitions	56.5	17.2	(7.5)	24.5		90.7
Amortisation of intangible assets arising from acquisitions	(2.0)	(0.7)	-	(9.6)		(12.3)
Group operating profit/(loss) before IPO costs	54.5	16.5	(7.5)	14.9		78.4
IPO costs						(8.9)
Group operating profit						69.5
Profit on disposal of non-current assets						8.9
Net finance expense						(5.9)
Profit before						

tax						72.5
Taxation expense						(12.1)
Profit for the year						60.4

(1) Inter segment sales are priced at fair value and treated as an arm's length transaction

The segmental analysis has been modified from the prior year to align with the operational change in the year in which the ventures are now separately reported from the rest of the Security & Dual Use sector.

3a. Gains on Business Divestments and Impairment of Investment

all figures in £ million	2007	2006
Profit on disposal of interests in subsidiaries	13.4	-
Unrealised impairment of investment	(8.8)	-
	4.6	-

On 28 February 2007 Aerospace Filtration Systems, Inc. was sold to Donaldson, Inc. for £19.9m ($39.0m) resulting in a profit on disposal of £9.9m ($19.4m). Included in the proceeds was £3.1m ($6.0m) of cash held in escrow for a period of two years from the transaction date and recorded as a financial asset.

On 5 March 2007 QinetiQ Rail Limited was sold to Nomad Holdings Limited (Nomad) in exchange for an 8.6% shareholding in Nomad valued at £4.5m, resulting in a profit on disposal of £2.8m. At the transaction date QinetiQ also purchased £1.5m of initially zero coupon preference shares in Nomad and these have been recorded at their fair value at 31 March 2007 of £1.2m.

On 3 August 2006 a 12% stake in Aurix Limited was sold to a strategic licensing partner for cash consideration of £1.1m resulting in a profit on disposal of £0.7m.

The unrealised impairment of investment relates to an £8.8m charge to the income statement in respect of the impairment in the carrying value of the quoted pSivida investment.

3b. Profit on Disposal of Non-Current Assets

all figures in £ million	2007	2006
Profit on disposal of non-current assets	3.3	8.9

Current year disposals
On 29 March 2007 the Group unconditionally exchanged on the contract to dispose of its Bedford site resulting in the recognition of £2.5m of profit on disposal, net of costs. Initial proceeds of £1.8m were received on exchange of contracts. The sale completed on 13 April 2007 and a further £15.7m was received at that date. The disposal was to Carlyle Shilton, a company which was at the date of the transaction 50% owned by the Carlyle group of companies. From the start of the year through to 14 February 2007, when they disposed of their entire shareholding, Carlyle was a related party of the Group by virtue of its 10.2% interest in the ordinary share capital of QinetiQ Group plc. The transaction was completed on an arms length basis as part of a competitive bidding process.

Other disposals in the year generated a net profit of £0.8m, of which £0.7m came from property disposals.

Prior year disposals
In the year to 31 March 2006 the Group disposed of fixed assets for proceeds of £121.6m, with £6.0m of these proceeds due in the following financial year. There was a net profit of £8.9m recognised on these disposals.

4. Earnings per share
Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. For the year ended 31 March 2006 this is presented on an adjusted basis to reflect the share restructuring that took place at IPO. For diluted earnings per share the weighted average number of shares in issue is

adjusted to assume conversion of all dilutive potential ordinary shares arising from share options granted. Underlying earnings per share figures are presented below, as the Directors believe this to be a good measure of recurring business performance. Underlying earnings per share reflect adjustments for the impact of non-recurring and other items on basic earnings per share.

Year ended 31 March 2007

	Earnings £m	Weighted average number of shares mllion	Per share amount pence
Basic	69.0	656.6	10.51
Effect of dilutive securities - options		11.0	(0.17)
Diluted	69.0	667.6	10.34

Underlying earnings per share	Earnings £m	Weighted average number of shares million	Per share amount pence
Basic	69.0	656.6	10.51
Amortisation of intangible assets arising from acquisitions	12.6		1.92
Gain on business realisations and impairment of investment	(4.6)		(0.70)
Profit on disposal of non-current assets	(3.3)		(0.50)
Tax impact of items above	0.4		0.06
Underlying	74.1	656.6	11.29

Year ended 31 March 2006

	Earnings £m	Weighted average number of shares million	Per share amount pence
Basic	58.1	582.4	9.98
Effect of dilutive securities - options		12.4	(0.21)
Diluted	58.1	594.8	9.77

Underlying earnings per share

	Earnings £m	Weighted average number of shares million	Per share amount pence
Basic	58.1	582.4	9.98
IPO related items	4.2		0.72
Amortisation of intangible assets arising from acquisitions	12.3		2.11

Profit on disposal of non-curent assets	(8.9)		(1.53)
Tax impact of items above	(0.7)		(0.12)
Brought forward unprovided tax losses utilised in year	(5.4)		(0.93)
Underlying	59.6	582.4	10.23

5. Business combinations

In the year to 31 March 2007 the Group made two principal acquisitions, both in North America, Ocean Systems Engineering Corp (OSEC) and Analex Corporation (Analex). If these acquisitions had been completed at 1 April 2006 Group revenue for the year ended 31 March 2007 would have been £1,228.1m and Group profit before tax would have been £92.3m.

US acquisitions
On 15 May 2006 the Group acquired the whole of the trade and assets of OSEC for cash consideration, before acquisition costs, of £28.2m ($53.7m). On 14 March 2007 the Group acquired the whole of the share capital of Analex for consideration, before acquisition costs, of £98.8m ($193.6m).

Summary profit and loss accounts for the two acquisitions in the year, OSEC and Analex, prior to acquisition are shown below. These results are extracted from the audited financial statements for the relevant periods, which were prepared under US GAAP. The results have been converted into Sterling at the exchange rates ruling at that time and have not been adjusted to IFRS.

OSEC

all figures in £ million	Period from 1 January 2006 to 14 May 2006	Year from 1 January 2005 to 31 December 2005	Period 1 January 2004 to 31 December 2004
Income statement Revenue	5.1	24.6	16.5
Operating income	0.5	2.3	1.9
Profit before taxation	0.5	2.3	1.9
Taxation expense	(0.2)	(0.9)	(0.8)
Profit after tax	0.3	1.4	1.1

Analex

all figures in £ million	Period from 1 January 2007 to 13 March 2007	Year from 1 January 2006 to 31 December 2006	Year from 1 January 2005 to 31 December 2005
Income statement Revenue	16.3	78.4	72.0
Operating income	1.1	5.4	4.6
Profit before taxation	0.6	3.0	2.6
Taxation expense	(0.3)	(1.4)	(1.6)
Profit after tax	0.3	1.6	1.0

Set out below are the allocations of purchase consideration, assets and liabilities of the North America acquisitions made in the period and the adjustments required to the book values of the assets and liabilities of the businesses acquired in order to present the net assets of these businesses at fair values and in accordance with Group accounting policies. In the case of Analex allocations and adjustments are provisional.

all figures in £ million	Book value	OSEC Fair value adjustment	Fair value at acquisition	Book value	Analex Fair Value adjustment	Fair value at acquisition
Intangible assets	-	4.1	4.1	-	12.8	12.8
Property, plant and equipment	0.6	-	0.6	1.4	-	1.4
Trade and other receivables	6.4	-	6.4	20.3	-	20.3
Trade and other payables	(4.1)	-	(4.1)	(9.4)	-	(9.4)
Cash and cash equivalents	0.1	-	0.1	2.8	-	2.8
Deferred taxation	-	-	-	(1.0)	(5.1)	(6.1)
Net assets acquired	3.0	4.1	7.1	14.1	7.7	21.8
Goodwill			21.6			77.4
			28.7			99.2
Consideration satisfied by:						
Cash			28.2			98.8
Total consideration			28.2			98.8
Related costs of acquisition			0.5			0.4
			28.7			99.2

The OSEC fair value adjustment of £4.1m relates to the recognition of acquired intangible assets. From the date of acquisition to 31 March 2007 OSEC has contributed revenue of £25.0m and operating profit of £2.1m.

The Analex fair value adjustment of £7.7m relates to the recognition of £12.8m of acquired intangible assets less the recognition of a deferred tax liability of £5.1m in relation to these intangible assets. From the date of acquisition to 31 March 2007 Analex has contributed revenue of £4.3m and an operating profit of £0.6m.

Other acquisitions and disposals in year to 31 March 2007
On 3 May 2006 the Group purchased the remaining 19.9% minority interest in Aurix Limited for nil consideration resulting in goodwill on acquisition of £2.0m.

On 28 March 2007 the Group acquired the remaining 10% minority interest share in Verhaert Design and Development NV for £0.6m (€0.95m), resulting in additional goodwill on acquisition of £0.6m.

There was a net increase of £0.6m in goodwill in relation to the adjustment of deferred tax on the following acquisitions: Planning Systems, Inc. reduction of £0.3m ($0.5m), Apogen Technologies, Inc. an increase of £0.5m ($1.0m) and SimAuthor, Inc. an increase of £0.4m ($0.8m). These adjustments followed the finalisation of the estimated deferred tax made at the time of the acquisitions.

On 28 February 2007 Aerospace Filtration Systems, Inc., was sold to Donaldson, Inc for £19.9m ($39.0m) resulting in a profit on disposal of £9.9m ($19.4m). This transaction resulted in the disposal of £7.1m ($14.0m) of goodwill.

On 5 March 2007 QinetiQ Rail Limited was sold to Nomad Holdings Limited (Nomad) in exchange for an 8.6% shareholding in Nomad valued at £4.5m, resulting in a profit on disposal of £2.8m. There was no goodwill associated with this disposal.

On 3 August 2006 a 12% stake in Aurix Limited was sold to a strategic licensing partner for cash consideration of £1.1m resulting in a profit on disposal of £0.7m. There was no change in goodwill associated with this disposal.

Update in respect of acquisitions made in the year ended 31 March 2006
At the date of acquisition of Planning Systems Inc provision was made for additional consideration payable on the achievement of certain performance criteria in the 12 months ended 31 December 2005 of £0.9m and £0.8m for the performance criteria in the 12 months to 31 December 2006. The performance criteria for the 12 months to December 2005 was paid in full, however the criteria for the 12 months to 31 December 2006 were not met and consequently the accrual was released resulting in a reduction in goodwill of £0.8m in the year to 31 March 2007.

In the year to 31 March 2007 additional goodwill of £1.0m ($1.9m) was recognised in relation to the acquisition of Apogen as additional contingent consideration was paid as specific post acquisition criteria were met.

During the year the Group paid deferred consideration amounting to £4.8m, £1.4m and £0.6m in respect of the acquisitions of Westar, Verhaert and Graphics Research Corporation respectively.

The previously estimated fair value of assets and liabilities on the acquisitions of Apogen Inc, Planning Systems Inc and SimAuthor Inc were finalised during the year. The goodwill on the SimAuthor acquisition was reduced by £0.7m ($1.3m) as the previously estimated fair value of intangibles was finalised following receipt of an external valuation report partially offset by a £0.4m ($0.7m) increase in deferred tax liabilities. The Group recognised £0.5m ($1.0m) of additional goodwill on the acquisition of Apogen on finalisation of deferred tax liabilities. Goodwill on the acquisition of Planning Systems Inc

was reduced by £0.3m ($0.6m) on finalisation of deferred tax liabilities.

6. Restatement of prior year comparatives

IFRS 3 Business Combinations requires the Group to finalise the fair value of assets and liabilities acquired from business combinations within one year of the acquisitions date except certain deferred tax balances. During the year the Group was required to adjust goodwill, intangible assets and deferred tax balances upon finalisation of the fair value of assets and liabilities on the acquisitions of Apogen Inc., Planning Systems Inc. and SimAuthor Inc. these balances have been restated in the prior year comparatives as follows:

all figures in £ million	2006 As reported	2006 Adjustment	2006 Restated
Goodwill	315.0	(0.1)	314.9
Intangible assets	56.4	0.7	57.1
Deferred tax asset	12.4	(0.6)	11.8
Other net liabilities not restated	(20.9)	-	(20.9)
Net assets	362.9	-	362.9

7. Post balance sheet events

On 16 April 2007 the Group acquired ITS Corporation (ITS) for an initial cash consideration of £40.8m ($80.0m). The agreement to purchase ITS includes an additional deferred payment of £5.1m ($10.0m) based on the achievement of certain short-term performance milestones. ITS had revenues of £39.5m ($77.5m) for the 12 months ended 31 December 2006, EBITDA of £3.3m ($6.4m), and reported operating profit of £3.1m ($6.0m), after charging £0.6m ($1.2m) of non-recurring costs related to acquisitions completed in late 2005.

On 23 April 2007 the Group announced that it had agreed to purchase all the shares of Applied Perception Inc. (API) and Automatika Inc. (Automatika), both providers of robotics technologies, for up to £4.7m ($9.2m) each. The transactions will close upon receipt of appropriate US government regulatory approvals. The acquisition of each company will be settled for an initial cash consideration of £3.1m ($6.0m), with an additional deferred consideration of up to £1.6m ($3.2m) two years after closing.

Due to the recent announcement of the above acquisitions it is not practicable to provide information about the assets and liabilities as at the date of acquisition.

Glossary

AFS	-	Aerospace Filtration Systems, Inc.
AGM	-	Annual General Meeting
Backlog	-	the expected future value of revenue from contractually-committed and funded customer orders (excluding £4.8bn value of remaining 21 years of LTPA contract)
Bn	-	billion
Book to bill ratio	-	ratio of orders received in the year to revenue for the year, adjusted to exclude revenue from the 25 year LTPA

		contract
BPS	-	Basis points
Carlyle	-	Former major investor and co-owner of QinetiQ. Carlyle sold its remaining share holding in QinetiQ on 14 February 2007.
CATS	-	Combined Aerial Target Service
CR	-	Corporate Responsibility
D&T	-	QinetiQ's Defence & Technology Sector
DARPA	-	US Defense Advanced Research Projects Agency
dstl	-	Defence Science & Technology Laboratory
DHS	-	US Department of Homeland Security
DoD	-	US Department of Defence
DTR	-	MOD's Defence Training Rationalisation programme
EBITDA	-	earnings before interest, tax, depreciation, amortisation, gain on business divestments, unrealised impairment of investment and gain on disposal of non-current assets
ESA	-	European Space Agency
EU	-	European Union
Free cash flow	-	net cash flow from operating activities less the net cash from the purchase and sale of intangible assets and the purchase and sale of plant, property and equipment
GPS	-	Global Positioning System
IAS	-	International Accounting Standard
IFRS	-	International Financial Reporting Standard
IP	-	Intellectual property
IPO	-	Initial Public Offering
KPI	-	Key Performance Indicator
LCD	-	Liquid Crystal Display
LSE	-	London Stock Exchange
LTPA	-	Long Term Partnering Agreement - 25 year contract established in 2003 to manage the MOD's test and evaluation ranges
m	-	million
MOD	-	Ministry of Defence
Non-	-	IPO costs, major restructuring costs, disposals of

recurring items and acquisition amortisation	property, plant and equipment, amortisation of intangible assets arising from acquisitions and impairment of goodwill and current assets (2005 only)
OEM -	Original Equipment Manufacturer
Operating cash conversion -	the ratio of cash flow from operations, less cash outflows on the purchase of intangible assets and property, plant and equipment and before additional pension contributions to operating profit excluding share of post-tax loss of equity accounted joint ventures and associates
Organic growth -	The level of year-on-year growth, expressed as a percentage, based on the businesses that were part of the Group at the start of the initial period.
OSEC -	Ocean Systems Engineering Corporation
QNA -	QinetiQ's North America Sector
R&D -	Research and development
RFID -	Radio frequency identification
S&DU -	QinetiQ's Security & Dual Use Sector
SAIC -	Science Applications International Corporation
SETA -	Systems Engineering and Technology Assistance
SME -	Small and medium sized enterprises
UK GAAP -	UK Generally Accepted Accounting Practices
Underlying effective tax rate -	the tax charge for the year excluding the tax impact of non-recurring items and acquisition amortisation expressed as a percentage of underlying profit before tax
Underlying operating cash conversion -	the ratio of cash flow from operations (excluding cash spend on major restructuring items in 2006), less cash outflows on the purchase of intangible assets and property, plant and equipment before additional pension contributions to underlying operating profit excluding share and of post-tax loss of equity accounted join ventures and associates
Underlying operating margin -	underlying operating profit expressed as a percentage of revenue
Underlying operating profit -	earnings before interest, tax, IPO related items (2006 only) gains on business divestments and impairment of investment (2007 only), profit on disposal on non-current realisations assets and amortisation of intangible assets arising on acquisitions
Underlying profit -	profit before tax excluding IPO related items (2006 only) gains on business divestments and impairment of

before tax		investment (2007 only), profit on disposal on non-current assets and amortisation of intangible assets arising from acquisitions
VOIP	-	Voice over Internet Protocol

END

Regulatory Announcement

Go to market news section

Company	QinetiQ Group plc
TIDM	QQ.
Headline	Total Voting Rights
Released	12:00 31-May-07

RNS Number:2760X
QinetiQ Group plc
31 May 2007

QinetiQ Group plc
31 May 2007

QinetiQ Group plc ("the Company") - Voting Rights and Capital

In conformity with the Transparency Directive, the Company is required to notify the market of the following:

The Company's capital consists of 660,271,658 ordinary shares with voting rights. None of these ordinary shares is held in Treasury.

Therefore the total number of voting rights in the Company is 660,271,658.

The above figure of 660,271,658 shares may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Lynton D. Boardman

Company Secretary

Tel: +44 (0)1252 392000

END

Regulatory Announcement

Go to market news section

Company	QinetiQ Group plc
TIDM	QQ.
Headline	Director/PDMR Shareholding
Released	13:49 31-May-07

RNS Number:5376X
QinetiQ Group plc
31 May 2007

QinetiQ Group plc
31 May 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

The information listed below relates to a transaction notified in accordance with DR3.1.4R(1)a and, in respect of directors of QinetiQ Group plc only, DR3.1.4R(1)b.

QinetiQ Group plc (the "Company") announces that it received notification on 31 May 2007 of the following purchases of Ordinary Shares at a price per share of £2.0263 by the following director of the Company:

Name of Director	No. of Ordinary Shares Purchased	Percentage of issued share capital
Sir David Lees	18,000	0.0027%

As a result of the above, the interest of Sir David Lees in the Company's Ordinary Shares is as follows:

Name of Director	Total number of Ordinary Shares held following notification	Percentage of issued share capital
Sir David Lees	35,000	0.0053%

The transaction described above took place on 31 May 2007 in the United Kingdom and related to Ordinary Shares held by the director referred to above. No connected persons of such director participated in the disclosed transaction.

Lynton D. Boardman
Company Secretary
31 May 2007
Tel: (+44) (0)1252 392000

END

Regulatory Announcement

Go to market news section

Company	QinetiQ Group plc
TIDM	QQ.
Headline	Dividend Declaration
Released	14:47 31-May-07

RNS Number:5476X
QinetiQ Group plc
31 May 2007

QinetiQ Group plc
31May 2007

QinetiQ Group plc
DIVIDEND PAYMENT

The Board recommends a final dividend for the year of 2.45p per ordinary share in respect of the year ending 31 March 2007. The record date will be 3 August 2007. Subject to approval at the Annual General Meeting, the final dividend will be paid on 31 August 2007.

31 May 2007

END

END

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2

Return of Allotment of Share

CHFPO83

Company Number 04586941

Company name in full QinetiQ Group Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	24	05	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	11914		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	0.0235p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Limited Address The Causeway, Worthing, West Sussex, Account designation: PPP Crest ID: 19XJM UK Postcode B N 9 9 6 D A	Class of shares allotted Ordinary	Number allotted 6808
Name Lloyds TSB Registrars Corporate Nominee Limited Part ID: 40XNJ Address The Causeway, Worthing, West Sussex UK Postcode B N 9 9 6 D A	Class of shares allotted Ordinary	Number allotted 1702
Name Lloyds TSB Registrars Corporate Nominee Limited Part ID: OMKAV Address The Causeway, Worthing, West Sussex UK Postcode B N 9 9 6 D A	Class of shares allotted Ordinary	Number allotted 3404
Name Address UK Postcode	Class of shares allotted Ordinary	Number allotted
Name Address UK Postcode	Class of shares allotted **Total**	Number allotted **11914**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed  Date 1/6/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway, Worthing, West Sussex,
BN99 6DA

ESP/EXEC/CS/454/1878

Tel 01903 833012

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 04586941

Company name in full QinetiQ Group Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	17	05	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	5106		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	0.0235p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Limited Address The Causeway, Worthing, West Sussex, Account designation: PPP Crest ID: 19XJM UK Postcode B N 9 9 6 D A	Class of shares allotted Ordinary	Number allotted 3404
Name Lloyds TSB Registrars Corporate Nominee Limited Part ID: 40XNJ Address The Causeway, Worthing, West Sussex UK Postcode B N 9 9 6 D A	Class of shares allotted Ordinary	Number allotted 0
Name Lloyds TSB Registrars Corporate Nominee Limited Part ID: OMKAV Address The Causeway, Worthing, West Sussex UK Postcode B N 9 9 6 D A	Class of shares allotted Ordinary	Number allotted 1702
Name Address UK Postcode	Class of shares allotted Ordinary	Number allotted 0
Name Address UK Postcode	Class of shares allotted **Total**	Number allotted **5106**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed  **Date** 1/6/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA

ESP/EXEC/CH/441/E1842

Tel 01903 833012

DX number DX exchange

Regulatory Announcement

Go to market news section

Company	QinetiQ Group plc
TIDM	QQ.
Headline	Director/PDMR Shareholding
Released	13:39 11-May-07

RNS Number:4652W
QinetiQ Group plc
11 May 2007

QinetiQ Group plc
11 May 2007

DIRECTOR/PDMR SHAREHOLDING - Purchase of ordinary shares in QinetiQ Group plc ("Shares" and the "Company" respectively) by Directors of the Company under its Share Incentive Plan ("SIP").

The SIP trustee, Hill Samuel ESOP Trustees Limited (the "Trustee"), notified the Company on 10 May 2007 that the following Directors and other Persons Discharging Managerial Responsibility for the Company acquired Shares under the SIP on 9 May 2007, in each case, held through the Trustee:

	Number of Shares acquired *	Aggregate number of Shares held beneficially following acquisition (across all accounts)
Directors		
Graham Love	86	7,779,687
Doug Webb	86	619,304
Persons Discharging Managerial Responsibility		
Lynton Boardman	71	857,833
Andrew Sleigh	86	1,900,033

* The Number of Shares acquired includes 65 Partnership Shares (except for Lynton Boardman which includes 53 Partnership Shares) acquired at 189.75 pence and 21 Matching Shares (except for Lynton Boardman which includes 18

Matching Shares) awarded at 189.75 pence. Both partnership and matching elements are registered in the name of the Trustee.

The SIP operates as follows.

Each month the Trustee uses participants' contributions (which may not exceed £125 per participant per month) to purchase shares in the market. These shares are called "Partnership Shares".

At the same time the Company allots to participants via the Trustee or instructs the Trustee to purchase in the market one "Matching Share" for every three Partnership Shares purchased that month.

Dividends paid by the Company to the Trustee in respect of the Partnership and Matching Shares are used by the Trustee to purchase shares in the market. These shares are called "Dividend Shares".

11 May 2007

END

END

Regulatory Announcement

Go to market news section

Company	QinetiQ Group plc
TIDM	QQ.
Headline	Holding(s) in Company
Released	11:11 11-May-07

RNS Number:4471W
QinetiQ Group plc
11 May 2007

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	QinetiQ Group plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	X
Other:	
3. Full name of person(s) subject to the	Fidelity International Limited

notification obligation: (FIL)

4. Full name of shareholder(s) (if different from 3.): (1) State STR Bank and Trust Company London
(2) Northern Trust London
(3) JP Morgan Bournemouth
(4) Brown Bros Harriman Ltd Luxembourg

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 8 May 2007

6. Date on which issuer notified: 10 May 2007

7. Threshold(s) that is/are crossed or reached: 5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights	
			Direct	Direct x	Indirect xi	Direct	Indirect
ISIN GB00B0WMWD03	32,684,007	32,684,007			34,247,994		5.18%

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
34,247,994	5.18%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

Fidelity International Limited (FIL) is the parent holding company for various direct and indirect subsidiaries, including Fidelity Fund Management Limited(FFML), Fidelity Investment Services Limited (FISL) and Fidelity Geation(FIGEST), Fidelity Investments Advisory (Korea) Limited (FIAKL), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management(FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International(FII), investment managers for various non-US investment companies and institutional clients

Proxy Voting:

10. Name of the proxy holder: Fidelity International Limited (FIL)

11. Number of voting rights proxy holder will aquire to hold: 1,593,197

Trades 29,210

Non Market Transfer

12. Date on which proxy holder will cease/acquire to hold voting rights: 8 May 2007

13. Additional information:

14. Contact name: Lynton Boardman, Company Secretary

15. Contact telephone number: +44 (01252) 392000

END

Regulatory Announcement

Go to market news section

Company	QinetiQ Group plc
TIDM	QQ.
Headline	Total Voting Rights
Released	13:22 27-Apr-07

RNS Number:6628V
QinetiQ Group plc
27 April 2007

QinetiQ Group plc
27th April 2007

QinetiQ Group plc ("the Company") - Voting Rights and Capital
In conformity with the Transparency Directive, the Company is required to notify the market of the following:

The Company's capital consists of 660,197,052 ordinary shares with voting rights. None of these ordinary shares is held in Treasury.

Therefore the total number of voting rights in the Company is 660,197,052. The above figure of 660,197,052 shares may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Lynton D. Boardman
Company Secretary
Tel: +44 (0)1252 392000

END

Regulatory Announcement

Go to market news section

Company	QinetiQ Group plc
TIDM	QQ.
Headline	Acquisition
Released	11:19 23-Apr-07

RNS Number:3282V
QinetiQ Group plc
23 April 2007

QinetiQ Group plc
Monday 23 April 2007

Acquisition of Applied Perception and Automatika

QinetiQ Group plc announces today that its US subsidiary Foster-Miller Inc. has agreed to purchase all the shares of Applied Perception Inc. (API) and Automatika Inc. (Automatika), both providers of robotics technologies, for up to $9.2m each. The transactions will close upon receipt of appropriate US government regulatory approvals.

The acquisition of each company will be settled for an initial cash consideration of $6.0m, with an additional deferred consideration of up to $3.2m two years after closing.

API is a privately-held US company, 100% owned by its founder and employing the equivalent of 15 full-time staff. It develops software and control systems for the autonomous navigation of a broad range of unmanned vehicles, and its principal customers are the US Department of Defense (DoD) and Department of Transport.

Automatika is a privately-held US company, 100% owned by its two founders and employing the equivalent of 12.5 full-time staff. It develops robotics technologies and products for the US government and the oil and gas markets.

(Ends)

END

Regulatory Announcement

Company	QinetiQ Group plc
TIDM	QQ.
Headline	Acquisition
Released	08:36 17-Apr-07

RNS Number:9733U
QinetiQ Group plc
17 April 2007

QinetiQ Group plc

17 April 2007

US GOVERNMENT APPROVES ACQUISITION OF ITS CORPORATION

QinetiQ's US subsidiary, QinetiQ North America Operations LLC, yesterday completed the acquisition of ITS Corporation following approval by the US Government.

For more details of this acquisition refer to: QinetiQ RNS Number 1031S (01 March 2007)

Lynton D Boardman
Company Secretary
17 April 2007

END

END

Regulatory Announcement

Go to market news section

Company	QinetiQ Group plc
TIDM	QQ.
Headline	Director/PDMR Shareholding
Released	11:08 12-Apr-07

RNS Number:7468U
QinetiQ Group plc
12 April 2007

QinetiQ Group plc
12 April 2007

DIRECTOR/PDMR SHAREHOLDING - Purchase of ordinary shares in QinetiQ Group plc ("Shares" and the "Company" respectively) by Directors of the Company under its Share Incentive Plan ("SIP").

The SIP trustee, Hill Samuel ESOP Trustees Limited (the "Trustee"), notified the Company on 11 April 2007 that the following Directors and other Persons Discharging Managerial Responsibility for the Company acquired Shares under the SIP on 10 April 2007, in each case, held through the Trustee:

	Number of Shares acquired*	Aggregate number of Shares held beneficially following acquisition (across all accounts)
Directors		
Graham Love	88	7,779,601
Doug Webb	88	619,218
Persons Discharging Managerial Responsibility		
Lynton Boardman	69	857,762
Andrew Sleigh	88	1,899,947

* The Number of Shares acquired includes 66 Partnership Shares (except for Lynton Boardman which includes 52 Partnership Shares) acquired at 191 pence and 22 Matching Shares (except for Lynton Boardman which includes 17 Matching Shares) awarded at 191 pence. Both partnership and matching elements are registered in the name of the Trustee.

The SIP operates as follows.

Each month the Trustee uses participants' contributions (which may not exceed £125 per participant per month) to purchase shares in the market. These shares are called "Partnership Shares".

At the same time the Company allots to participants via the Trustee or instructs
the Trustee to purchase in the market one "Matching Share" for every three Partnership Shares purchased that month.

Dividends paid by the Company to the Trustee in respect of the Partnership and Matching Shares are used by the Trustee to purchase shares in the market. These shares are called "Dividend Shares".

12 April 2007

END

END

Regulatory Announcement

Go to market news section

Company	QinetiQ Group plc
TIDM	QQ.
Headline	Director/PDMR Shareholding
Released	17:30 12-Mar-07

RNS Number:8064S
QinetiQ Group plc
12 March 2007

QinetiQ Group plc

12 March 2007

DIRECTOR/PDMR SHAREHOLDING - Purchase of ordinary shares in QinetiQ Group plc ("Shares" and the "Company" respectively) by Directors of the Company under its Share Incentive Plan ("SIP").

The SIP trustee, Hill Samuel ESOP Trustees Limited (the "Trustee"), notified the Company on 12 March 2007 that the following Directors and other Persons Discharging Managerial Responsibility for the Company acquired Shares under the SIP on 9 March 2007, in each case, held through the Trustee:

	Number of Shares acquired *	Aggregate number of Shares held beneficially following acquisition (across all accounts)
Directors		
Doug Webb	86	619,130
Persons Discharging Managerial Responsibility		
Lynton Boardman	68	857,693
Andrew Sleigh	86	1,899,859

* The Number of Shares acquired includes 64 Partnership Shares (except for Lynton Boardman which includes 51 Partnership Shares) acquired at 195 pence and 22 Matching Shares (except for Lynton Boardman which includes 17 Matching Shares) awarded at 195 pence. Both partnership and matching elements are registered in the name of the Trustee.

The SIP operates as follows.

Each month the Trustee uses participants' contributions (which may not exceed £125 per participant per month) to purchase shares in the market. These shares are called "Partnership Shares".

At the same time the Company allots to participants via the Trustee or instructs the Trustee to purchase in the market one "Matching Share" for every three Partnership Shares purchased that month.

Dividends paid by the Company to the Trustee in respect of the Partnership and Matching Shares are used by the Trustee to purchase shares in the market. These shares are called "Dividend Shares".

12 March 2007

END

END

BLUEPRINT 2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 4586941

Company Name in full QINETIQ GROUP PLC

	Day	Month	Year
Date of termination of appointment	08	02	2007

as director X as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title: Mr * Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): GLENN ALLEN

Surname: YOUNGKIN

	Day	Month	Year
† Date of Birth	09	12	1966

A serving director, secretary etc must sign the form below.

Signed ______ **Date** ______

* Voluntary details.
† Directors only.
** Delete as appropriate.

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CODY TECHNOLOGY PARK, IVELY ROAD, FARNBOROUGH,
HAMPSHIRE, GU14 OLX, ENGLAND

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

END